UNITED STATES
SECURITIES AND EXHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of February 4, 2005

Commission File Number 333-98141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☑             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)
(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)
(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities exchange Act of 1934.

Yes ☐               No ☑

BURNS, PHILP & COMPANY LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION FOR
EACH OF THE THREE MONTH AND SIX MONTH PERIODS ENDED
DECEMBER 31, 2004

TABLE OF CONTENTS

Page No.
PART I – FINANCIAL INFORMATION

Introduction	4

Unaudited Interim Consolidated Statements of Financial Performance for each of the three month periods ended December 31, 2004 and 2003 and each of the six month periods ended December 31, 2004 and 2003	5

Unaudited Interim Consolidated Statements of Financial Position as of December 31, 2004 and June 30, 2004	6

Unaudited Interim Consolidated Statements of Cash Flows for each of the six month periods ended December 31, 2004 and 2003	7-8

Notes to the Unaudited Interim Consolidated Financial Statements	9-37

Management’s Discussion and Analysis of Results of Operations and Financial Condition	38-45

Qualitative and Quantitative Disclosures about Market Risk	46-47

PART II – OTHER INFORMATION

Submission of matters to a vote of Security Holders	48

PART 1 – FINANCIAL INFORMATION

INTRODUCTION

This information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York as Trustee dated June 21, 2002; the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (US) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated February 20, 2003; and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (US) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated June 16, 2003. It contains three monthly and six monthly financial information for Burns, Philp & Company Limited and its controlled entities for the three months and six months ended December 31, 2004.

It is recommended that this interim financial report be read in conjunction with the June 30, 2004 Annual Report of Burns, Philp & Company Limited and any public announcements by Burns, Philp & Company Limited and its controlled entities during the six month period in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001, and the Australian Stock Exchange Listing Rules. The Annual Report is available on our website “www.burnsphilp.com”.

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (Burns Philp) being the parent entity, and its controlled entities (the consolidated entity or the Group).

The information furnished herein reflects all adjustments (including normal recurring accruals and adjustments), which are, in the opinion of the directors, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

			Three months ended		Six months ended
			December 31,		December 31,
	Note		2004	2003	2004	2003
			(A$ million, except earnings per share amounts)
Revenue from sale of goods	2		620.1	873.5	1,446.0	1,739.0
Cost of goods sold			(380.4)	(539.1)	(885.0)	(1,083.4)

Gross profit			239.7	334.4	561.0	655.6
Other revenues from ordinary activities	2		3.4	16.6	7.3	20.0
Other revenues from ordinary activities – individually significant items	2, 3	(b)	78.6	81.5	1,980.6	99.5
Share of net profits of associates accounted for using the equity method	9		0.5	3.4	3.3	6.4
Selling, marketing and distribution expenses			(123.1)	(170.6)	(280.2)	(338.5)
General and administrative expenses
Individually significant items	3	(b)	(27.3)	(7.6)	(1,180.4)	(13.9)
Other			(61.7)	(93.7)	(146.7)	(176.6)
Net interest expense:
Borrowing costs			(30.1)	(68.0)	(98.2)	(144.7)
Interest revenue	2		2.5	1.4	3.8	3.2

Profit from ordinary activities before related income tax (expense)	3	(a)	82.5	97.4	850.5	111.0
Income tax (expense) relating to ordinary activities:
Before individually significant income tax item	6		(10.2)	(13.5)	(15.2)	(22.5)
Individually significant income tax (expense) item	6		2.4	—	(46.5)	—

Profit from ordinary activities after related income tax (expense)			74.7	83.9	788.8	88.5
Profit attributable to outside equity interests			(0.9)	(1.2)	(2.3)	(2.2)

Net profit attributable to Burns, Philp & Company Limited shareholders			73.8	82.7	786.5	86.3

Non-owner transaction changes in equity
Net exchange difference relating to self-sustaining foreign operations			(10.0)	(16.8)	(3.5)	(19.8)

Total revenues, expenses and valuation adjustments attributable to Burns, Philp & Company Limited shareholders recognized directly in equity			(10.0)	(16.8)	(3.5)	(19.8)

Total changes in equity attributable to Burns, Philp & Company Limited shareholders other than those resulting from transactions with shareholders as owners	17		63.8	65.9	783.0	66.5

Earnings per share — basic (cents)
Continuing operations	19		1.6	1.4	1.1	(0.2)
Discontinued operations	19		1.8	2.4	37.1	4.1

Basic earnings per share			3.4	3.8	38.2	3.9

Earnings per share — diluted (cents)
Continuing operations	19		1.3	1.2	1.1	0.2
Discontinued operations	19		1.3	1.7	26.7	2.9

Diluted earnings per share			2.6	2.9	27.8	3.1

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of	As of
		December 31,	June 30,
	Note	2004	2004
		(A$ million)
Current assets
Cash assets		334.8	178.5
Receivables	7	300.7	332.5
Inventories	8	160.3	277.4
Other assets		22.4	35.4

Total current assets		818.2	823.8

Non-current assets
Receivables		3.3	6.0
Investments accounted for using the equity method	9	7.5	57.3
Other financial assets		3.7	5.3
Property, plant and equipment	10	570.4	1,026.5
Intangible assets	11	1,814.3	2,250.0
Deferred tax assets		18.3	69.9
Deferred borrowing costs		50.9	115.6
Other assets		2.9	46.4

Total non-current assets		2,471.3	3,577.0

Total assets		3,289.5	4,400.8

Current liabilities
Payables		340.5	407.3
Interest bearing liabilities	12	1.1	171.4
Current tax liabilities		9.5	10.1
Provisions	13	106.1	146.6

Total current liabilities		457.2	735.4

Non-current liabilities
Payables		—	4.7
Interest bearing liabilities	12	1,100.6	2,641.9
Deferred tax liabilities		11.8	26.5
Provisions	13	74.5	102.5

Total non-current liabilities		1,186.9	2,775.6

Total liabilities		1,644.1	3,511.0

Net assets		1,645.4	889.8

Equity
Contributed equity	14	1,114.1	1,114.1
Reserves	15	(51.9)	(247.8)
Retained profits/(accumulated losses)	16	574.3	(3.8)

Equity attributable to Burns, Philp & Company Limited shareholders		1,636.5	862.5
Outside equity interests		8.9	27.3

Total equity	17	1,645.4	889.8

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	December 31,
	2004	2003
	(A$ million)
Cash flows from operating activities
Cash receipts in the course of operations	1,465.3	1,828.9
Cash payments in the course of operations	(1,270.5)	(1,553.1)
Dividends received from associates	1.4	4.2
Interest and other items of similar nature received	3.7	4.3
Borrowing costs paid	(116.4)	(140.9)
Income taxes	(10.2)	(31.8)
Business restructuring costs paid	(15.3)	(36.4)

Net cash provided by operating activities	58.0	75.2

Cash flows from investing activities
Payment for property, plant and equipment	(29.4)	(42.3)
Payment for purchase of other financial assets	—	(0.7)
Payment for businesses, net of cash acquired	—	(38.0)
Proceeds from disposal of property, plant and equipment	2.0	17.5
Proceeds from disposal of other financial assets	1.1	—
Proceeds from disposal of businesses, net of cash disposed of (c)	1,756.5	—
Proceeds from recovery of vendor finance loan	—	30.0
Other	—	(0.2)

Net cash provided by/(used in) investing activities (a)	1,730.2	(33.7)

Cash flows from financing activities
Proceeds from issue of ordinary shares on exercise of options	—	50.2
Repayment of borrowings	(1,574.7)	(106.5)
Draw down of borrowings	3.8	1.0
Refinancing costs paid	—	(12.6)
Debt issue costs paid	—	(5.6)
Dividends paid – converting preference shares	(9.0)	(9.0)
Dividends paid – outside equity interests	(0.7)	(1.3)

Net cash used in financing activities (a)	(1,580.6)	(83.8)

Net increase/(decrease) in cash held	207.6	(42.3)
Cash at beginning of period	170.1	178.0
Effects of exchange rate changes on cash (including cash at beginning of period and cash transactions during the period)	(43.0)	(11.9)

Cash at end of period (b)	334.7	123.8

(a) Non-cash financing and investing activities

     There were no significant non-cash financing and investing activities during the current or prior corresponding six months.

	December 31,	December 31,
	2004	2003
	(A$ million)
(b) Reconciliation of cash
Cash assets	334.8	133.6
Bank overdrafts	(0.1)	(9.8)

Cash as per statements of cash flows	334.7	123.8

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended		Six months ended
	December 31, 2004		December 31, 2003
(A$ million)	Acquisitions	Disposals	Acquisitions	Disposals
(c) Acquisitions and disposals of businesses
Business disposals
Net proceeds received:
Sale proceeds received	—	1,892.8	—	—
Transaction and other costs (paid)	—	(49.9)	—	—

	—	1,842.9	—	—
Net proceeds receivable:
Net sale proceeds receivable	—	61.6	—	—
Transaction costs (payable)	—	(4.3)	—	—
Non-cash items:
- deferred borrowing costs written off	—	(57.3)	—	—
- provision for loss on cross-currency swaps	—	(10.2)	—	—
Business acquisitions
Cash payment	—	—	(38.0)	—

	—	1,832.7	(38.0)	—

Net assets acquired/ disposed of:
Investments in associates	—	50.6	—	—
Property, plant and equipment	—	426.2	—	—
Goodwill	—	129.6	(12.0)	—
Identifiable intangible assets	—	261.9	—	—
Deferred tax assets	—	5.3	—	—
Trade debtors	—	136.5	—	—
Inventories	—	117.7	—	—
Cash	—	90.8	—	—
Other current and non-current assets	—	50.0	—	—
Trade creditors	—	(69.6)	—	—
Other payables	—	(49.9)	(26.0)	—
Bank overdraft	—	(4.4)	—	—
Other interest bearing liabilities	—	(4.2)	—	—
Current and deferred tax liabilities	—	(23.0)	—	—
Provisions	—	(40.1)	—	—

	—	1,077.4	(38.0)	—
Outside equity interests	—	(18.7)	—	—
Profit on disposal of businesses	—	774.0	—	—

	—	1,832.7	(38.0)	—

Inflow/(outflow) of cash:
Cash proceeds/(payment)	—	1,842.9	(38.0)	—
Net cash (disposed of)	—	(86.4)	—	—

	—	1,756.5	(38.0)

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 1. Significant Accounting Policies

The significant policies, which have been applied in the preparation of these interim financial statements, are:

(a) Basis of preparation

The unaudited interim consolidated financial report is a general purpose financial report which has been prepared in accordance with the Australian Corporations Act 2001, Australian Accounting Standard AASB1029 “Interim Financial Reporting”, other authoritative announcements of the Australian Accounting Standards Board and consensus views issued by the Urgent Issues Group, a committee of the Australian Accounting Standards Board. The unaudited interim consolidated financial report does not include full note disclosures of the type normally included in an annual report. It is recommended that this interim financial report be read in conjunction with the June 30, 2004 Annual Report and any public announcements by Burns, Philp & Company Limited and its controlled entities during the six months ended December 31, 2004, in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

This unaudited interim consolidated financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values.

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (Burns Philp), being the parent entity, and its controlled entities (the consolidated entity or the Group).

The information furnished herein reflects all adjustments (including normal recurring accruals and adjustments), which are, in the opinion of the directors, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year.

The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the June 30, 2004 audited consolidated financial statements.

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of each reporting period. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

(b) Principles of consolidation

The unaudited interim consolidated financial statements of the Group include the financial statements of Burns, Philp & Company Limited, being the parent entity, and its controlled entities.

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases. Outside equity interests in the equity and result of the entities that are controlled by the Group are shown as separate items in the unaudited interim consolidated financial statements.

During the current period, the Group disposed of its Herbs & Spices and Yeast and Bakery Ingredients businesses on September 3, 2004 and September 30, 2004, respectively. The consolidated financial statements include the results of the entities that comprised these businesses up to the date of disposal.

(c) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions.

Amounts receivable and payable in foreign currencies at balance date are translated at rates of exchange prevailing on that date.

Statements of financial performance for overseas controlled entities are translated to Australian currency at the weighted average rates of exchange ruling during the period. On consolidation, exchange differences arising on the translation of financial statements of self-sustaining overseas controlled entities are transferred directly to the foreign currency translation reserve together with any exchange gains or losses on foreign currency monetary liabilities, after applicable income tax, which hedge the net investment, or form part of the net investment, in self-sustaining overseas operations.

Upon disposal of overseas controlled entities, the cumulative foreign currency translation reserve associated with these entities is transferred to retained profits.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 1. Significant Accounting Policies (Continued)

(c) Foreign currency (continued)

Foreign exchange translation gains or losses arising out of current account balances and unhedged foreign currency borrowings are reflected in the consolidated result. Unrealized foreign exchange movements on cross currency swaps are reported in the foreign currency translation reserve to the extent that these financial instruments hedge the net investment in self-sustaining operations and in the consolidated statement of financial performance, to the extent that they hedge US dollar denominated borrowings. To the extent that these financial instruments do not hedge the net investment in a self-sustaining operation or US dollar denominated borrowings the unrealized movement is reported in the consolidated statement of financial performance.

The Group continues to review its foreign currency position.

(d) Taxation

The income statement liability method of tax effect accounting is adopted. Under this method, income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income.

Future income tax benefits relating to timing differences are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

During the year ended June 30, 2004, the Australian consolidated tax group notified the Australian Taxation Office of the implementation date for Australian tax consolidation and consequently, the consolidated entity applied UIG 52 “Income Tax Accounting Under the Tax Consolidation System” in the year ended June 30, 2004. The implementation date for the Australian consolidated tax group was June 12, 2003. The head entity in the Australian consolidated tax group, Burns Philp, recognises all of the current and deferred tax assets and liabilities of the Australian consolidated tax group. All wholly owned subsidiaries in the Australian consolidated tax group have entered into a tax sharing agreement with Burns Philp.

In addition to the tax sharing agreement, the Australian consolidated tax group intends to enter into a tax funding agreement to recharge the tax balances to members of the Australian consolidated tax group on a stand-alone basis. The assets and liabilities arising under the tax funding agreement will be recognized as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

As a result of significant unrecognized Australian carried forward tax losses, of which recovery is not virtually certain, no additional tax assets or liabilities have been recognized on formation of the Australian consolidated tax group.

Withholding tax is provided on overseas earnings which are expected to be remitted. No provision is made for earnings anticipated to be retained by overseas controlled entities to finance ongoing operations.

(e) Revenue recognition

Sale of goods

Revenue from the sale of goods is recognized (net of returns, discounts and allowances) when the risks and rewards of ownership and title of goods pass to the customer.

(f) Intangible assets

Goodwill

Goodwill is amortized on a straight line basis over the period of expected benefit, not exceeding 20 years. In the three and six months ended December 31, 2004 and 2003, goodwill has been amortized at an annual rate of 5%. In addition, the carrying value of goodwill is reviewed regularly by the directors to ensure it is not in excess of its recoverable amount.

Identifiable intangible assets

Identifiable intangible assets are amortized on a straight line basis over the period of expected benefit, not exceeding 40 years. In the three and six months ended December 31, 2004 and 2003, identifiable intangible assets have been amortized at an annual rate of 2.5%. In addition, the carrying value of identifiable intangible assets is reviewed regularly by the directors to ensure it is not in excess of its recoverable amount.

(g) Comparative figures

Comparative figures have been adjusted where necessary to reflect the presentation adopted as of December 31, 2004.

During the current period, the Group disposed of its Herbs & Spices and Yeast and Bakery Ingredients businesses. Consequently, the current period financial statements are not directly comparable to prior periods.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

(h) Impact of adopting AASB equivalents to IASB Standards

For annual reporting periods beginning on or after July 1, 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements in Australia (Australian GAAP). The differences between Australian GAAP and Australian equivalents to International Financial Reporting Standards (AIFRS) identified to date as potentially having a significant impact on the consolidated entity’s financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all differences between current Australian GAAP and AIFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not completed its project to assess the impact of adoption of AIFRS and has not quantified the effects of all the differences discussed below. Where work streams have been completed, accounting policies have been determined and the transitional elections available under AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards have been considered.

Any assessments made in respect of the transition to AIFRS may require adjustment before inclusion in the first complete annual / interim financial report prepared in accordance with AIFRS due to new or revised standards or interpretations, changes in the operations of the business, or additional guidance on the application of AIRFS in a particular industry or to a particular transaction.

The key potential implications on the continuing operations of the consolidated entity of conversion to AIFRS, identified to date, are summarised below.

Differences identified	Potential nature of impact

Income Tax

Accounting treatment changes from income statement liability approach to a balance sheet approach.	Additional deferred tax assets and deferred tax liabilities may be recognized relating to revalued assets and compound financial instruments.

In relation to controlled entities, additional deferred tax balances may be recognized relating to fair value adjustments and deferred tax balances recognized on acquisition but not in the individual entity. Also, undistributed profits and movements in reserves may result in additional deferred tax balances depending on whether the timing of the distribution is controllable.

In addition, as tax effects follow the underlying transaction, certain tax effects may be recognized in equity.

Additional deferred tax assets may be recognized as a result of the change in recognition criteria to ‘probable’ rather than ‘virtually certain’ or ‘beyond reasonable doubt’.

Employee benefits (superannuation)

Net fund obligations and plan assets are recognized in the consolidated entity’s balance sheet.	Additional assets and liabilities may be included in the balance sheet as the defined benefit plan surplus / deficit is recognized. Employee expenses may increase due to the recognition of ‘current service costs’.

Intangibles

Intangible assets with indefinite useful lives will not be amortised, but will be subject to an annual impairment test.	Where intangible assets are assessed as having indefinite useful lives, the Group will not incur amortisation expenses on intangible assets, but write-downs may be required due to annual impairment tests.

Goodwill is not amortised but tested annually for impairment.	The Group will no longer incur amortisation expenses on goodwill, but write-downs may be required due to annual impairment tests.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 1. Significant Accounting Policies (Continued)

(h)	Impact of adopting AASB equivalents to IASB Standards (continued)

Differences identified	Potential nature of impact

Foreign currency

Exchange rate differences in relation to foreign operations are recognized in a separate component of equity and are released through the income statement when the foreign entity is disposed.	Increase in profit or loss recognized on disposal of a foreign operation, depending on the associated foreign currency translation reserve balance.

Goodwill and fair value adjustments recognized on acquisition are treated as assets of the acquired entity and are therefore translated at the spot rate at each reporting date. This may impact the consolidated goodwill balance and reserves.

Financial instruments

Recognition of hedge instruments and related debt at fair value.	Financial instruments must be recognized in the balance sheet and all derivatives and most financial assets must be carried at fair value. This may result in an increase in total assets and total liabilities.

In addition, any ineffective portion of hedges will be recognized in the income statement, increasing volatility of our reported profit.

Impairment

Discounting is required in assessing recoverable amount.	The calculation of recoverable amount requires an assessment of the higher of value in use or fair value less costs to sell. Cash flows are to be discounted in determining an asset’s /cash generating unit’s ‘value in use’.

In calculating value in use, the cash flows include projections of cash inflows and outflows from continuing use of the asset and cash flows associated with disposal of the asset. The cash flows are estimated for the asset in its current condition and therefore do not include cash inflows and outflows expected to arise from future restructurings which are not yet committed, or from improving or enhancing the asset’s performance.

The impact of discounting may reduce the recoverable amount calculated and therefore may result in additional impairment losses being recognized.

Impairment testing required at an asset or cash generating unit level.	Impairment testing is required to be performed at an asset or cash generating unit level. The impact of a more rigorous impairment test may result in additional write-downs either on transition or ongoing. Any write-downs may also impact the ongoing depreciation charge (where applicable).

Goodwill, indefinite life intangible assets and assets not yet ready for use are tested for impairment annually.	On transition, other than for goodwill and indefinite life intangible assets which must be tested for impairment annually, other assets are tested where there is an indicator of impairment, or where previously the impact of discounting had not been included in assessing recoverable amount.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 1. Significant Accounting Policies (Continued)

(h)	Impact of adopting AASB equivalents to IASB Standards (continued)

Differences identified	Potential nature of impact

Business combinations

Fair value of identifiable assets and liabilities.	In accounting for business combinations, the identifiable assets, liabilities and contingent liabilities of the acquiree are recognized at their fair value.

Additional deferred tax assets and liabilities may arise as part of allocating the cost of a business combination due to differences between the fair value allocated on acquisition and the underlying tax cost base. This may give rise to additional goodwill on acquisition.

Restructuring provisions are only recognized as part of allocating the cost of a business combination where the acquiree has, at acquisition date, an existing liability for restructure recognized in accordance with AASB 137. Otherwise, restructuring provisions are recognized by the acquirer through their income statement.

An election is available in AASB 1 which provides the ability to choose whether the acquisition accounting of business combinations prior to transition date are restated under AIFRS. Entities can choose to restate all prior business combinations, only those after a certain date, or none.

The Group has not yet determined which choice will be adopted on transition to AIRFS.

Leases

Classification of Leases	The determination of whether a lease is classified as a finance lease or an operating lease is based on substance over form and no longer includes quantitative guidelines. As a result certain leases may be reclassified from operating to finance, increasing assets and liabilities.

Disclosures

The primary statements include a statement of changes in equity.	Certain items which are recognized directly in equity will be disclosed in the new statement of changes in equity.

Extraordinary items are no longer disclosed.	The nature and amount of extraordinary items will no longer be disclosed separately either on the face of the income statement or in the notes.

Classification of current / non-current borrowings.	Financial liabilities due within 12 months after reporting date, where the entity does not have unconditional right to defer settlement for at least 12 months from reporting date will be classified as a current liability.

Where a reclassification from non-current to current liabilities is required, this may impact the entity’s liquidity ratios and debt covenants.

Deferred borrowing costs	Interest bearing liabilities may be presented net of deferred borrowing costs.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

	Three months ended		Six months ended
	December 31,		December 31,
	2004	2003	2004	2003
		(A$ million)
Note 2. Revenue From Ordinary Activities
Operating activities
Sale of goods revenue	620.1	873.5	1,446.0	1,739.0
Other revenues
Proceeds from disposal of non-current assets	2.0	16.1	3.1	17.9
Other	1.4	0.5	4.2	2.1

Total other revenue from operating activities	3.4	16.6	7.3	20.0
Interest revenue	2.5	1.4	3.8	3.2
Outside operating activities
Other revenues - individually significant items
Proceeds from disposal of businesses	61.6	—	1,954.4	—
Proceeds received on recovery of vendor finance loan	—	30.0	—	30.0
Unrealized foreign currency gain	17.0	51.5	26.2	69.5

Total revenue from ordinary activities	704.6	973.0	3,437.7	1,861.7

	Three months ended		Six months ended
	December 31,		December 31,
	2004	2003	2004	2003
		(A$ million)
Note 3. Profit From Ordinary Activities Before Income Tax
(a) Profit from ordinary activities before income tax has been determined after crediting/(charging):
Net gain on disposal of property, plant and equipment	—	0.4	0.1	0.3
Net gain on disposal of businesses*	34.3	—	774.0	—
Unrealized foreign currency gain*	17.0	51.5	26.2	69.5
Recovery of vendor finance loan*	—	30.0	—	30.0
Depreciation and amortization:
Property, plant and equipment	(19.5)	(28.7)	(48.4)	(58.0)
Goodwill	(17.6)	(17.1)	(36.7)	(35.7)
Identifiable intangible assets	(3.6)	(5.9)	(9.3)	(12.0)
Prepaid slotting allowances	—	(7.3)	(2.3)	(12.5)

Total depreciation and amortization	(40.7)	(59.0)	(96.7)	(118.2)

*	These amounts have been included in individually significant items (refer note 3(b)).

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

	Three months ended		Six months ended
	December 31,		December 31,
	2004	2003	2004	2003
		(A$ million)
Note 3. Profit From Ordinary Activities Before Income Tax (Continued)
(b) Individually significant items
Included in other revenue from ordinary activities	78.6	81.5	1,980.6	99.5
Included in general and administrative expenses from ordinary activities	(27.3)	(7.6)	(1,180.4)	(13.9)

Total individually significant items	51.3	73.9	800.2	85.6

Consisting of:
(i) Gain on sale of Yeast & Bakery Ingredients and Herbs & Spices businesses
Sale proceeds	61.6	—	1,954.4	—
Costs associated with the sale	39.4	—	(121.7)	—
Carrying amount of net assets sold	(66.7)	—	(1,058.7)	—

	34.3	—	774.0	—
(ii) Unrealized foreign currency gain	17.0	51.5	26.2	69.5
(iii) Business restructuring costs	—	(7.6)	—	(13.9)
(iv) Recovery of vendor finance loan	—	30.0	—	30.0

	51.3	73.9	800.2	85.6

(i)	On September 3, 2004 we completed the sale of our Herbs & Spices business to Associated British Foods, plc (ABF) for gross proceeds of US$175.0 million. On September 30, 2004, we completed the sale of our Yeast and Bakery Ingredients business to ABF for gross proceeds of US$1,175.0 million. Refer to notes 18 and 20 for further details regarding these transactions.

The net gain on sale of these businesses, before tax recorded during the six months ended December 31, 2004 was approximately A$774.0 million. Of this gain, A$739.7 million was recorded during the three months ended September 30, 2004 with a further net gain of A$34.3 million, primarily due to adjustments to transaction costs and estimated closing asset and liability adjustments, being recorded during the three months ended December 31, 2004. These adjustments include presenting amounts receivable and payable on completion of the transactions with sale proceeds instead of netting these amounts within the carrying amount of net assets sold.

This net gain has been determined after allowing for costs associated with the sale of approximately A$121.7 million. These costs include:

-	approximately A$44.3 million of transaction costs of which approximately A$40.0 million was paid during the six months ended December 31, 2004;

-	approximately A$57.3 million arising from the write-off of deferred borrowing costs related to our senior term loan facilities which were required to be repaid from the net proceeds from the sale on October 7, 2004; and

-	accrued costs of approximately A$20.1 million for “mark to market” losses on certain derivative financial instruments which previously hedged the net assets of the businesses sold and our senior term loan facilities, which are no longer considered to be effective. Approximately A$9.9 million was paid during the six months ended December 31, 2004 to close out certain of these contracts.

In addition to the net gain on sale before tax, recognized above, during the six months ended December 31, 2004 we recorded an A$46.5 million tax expense primarily related to the utilization of previously recognized deferred tax assets to offset the taxable profit on sale of these businesses. Income tax payable by the Group on the sale of the businesses is expected to be minimal. Refer note 6 for further details.

The net gain on sale after tax recorded in the six months ended December 31, 2004 is approximately A$727.5 million. This gain is subject to change, based on certain closing asset and liability adjustments which will be determined upon finalization of completion accounts for the businesses which were sold.

(ii)	The acquisition of Goodman Fielder was partially funded with US dollar denominated borrowings. These borrowings are not fully hedged and therefore, in accordance with accounting policy note 1(c), an unrealized foreign currency gain of A$17.0 million and A$26.2 million for the three months and six months ended December 31, 2004 (2003 - A$51.5 million and A$69.5 million) has been included in the consolidated statement of financial performance.

(iii)	Redundancy and other restructuring costs of A$7.6 million and A$13.9 million were incurred at Goodman Fielder during the three and six months ended December 31, 2003, respectively.

(iv)	In 1999, Goodman Fielder provided a vendor finance loan of A$35.3 million to Bartter Enterprises Pty Limited (Bartter) as part of the sale of its Australian poultry operations. This loan was fully provided for by Goodman Fielder in June 2001. At the time of our acquisition of Goodman Fielder, there was significant uncertainty regarding the recoverability of this loan. Accordingly, no value was assigned on acquisition. During the six months ended December 31, 2003, Bartter completed a significant financial restructure of its operations which resulted in the Group recovering A$30.0 million of this vendor finance loan. The recovery of this loan was recognized as revenue in the three months and six months ended December 31, 2003.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 4. Segment Reporting

Business and geographic segments

During the six months ended December 31, 2004, the Group operated in five main business segments with additional activity segmented in Other. The Group’s business segments are identified based on the nature of the products provided and services rendered. Segment result has been determined based on the information provided to the chief operating decision maker and the accounting policies applied by each segment are the same as the Group’s accounting policies. Segment result is segment revenue less cost of goods sold, selling, marketing and distribution expenses and general and administrative expenses (excluding corporate revenues and expenses relating to the Group as a whole). Segment result includes individually significant items applicable to the reportable segment. The Group also operates in four main geographic regions. The Directors selected these segments for internal reporting purposes and have organised the enterprises around these products and services and geographic areas. Revenues are attributed to a segment based on the products and services sold and the geographic location of the segment.

Following the sale of the Herbs & Spices and Yeast and Bakery Ingredients businesses, the Group’s continuing operations are now primarily comprised of the Goodman Fielder businesses acquired in March 2003. The management of these businesses, and the financial information reported to senior management and the Directors, has changed significantly in the period since acquisition. This is as a result of the restructuring of the businesses and the change in management focus.

The Group has realigned its reportable segments around the revised internal management structure and the key products, production processes, types of customers and distribution processes of each of these businesses. The segment presentation for the current and prior period has been reclassified to reflect these changes.

In respect of the Herbs & Spices and Yeast and Bakery Ingredients business segments, changes have been made to reflect the operations of the Herbs & Spices and Yeast and Bakery Ingredients businesses which were sold. The segment presentation for the current and prior periods have been reclassified to reflect these changes. The principle changes to the segment presentation were the allocation of certain technology and development and administration expenses from Corporate to the Yeast and Bakery Ingredients business segment and reallocation of the Group’s continuing operations in Asia Pacific to continuing operations in accordance with the segment presentation outlined above.

Business segment	Geographic segment	Products and services
Baking	Asia Pacific	Packaged loaf bread and other baked goods, frozen meals

Snacks	Asia Pacific	Breakfast cereals, salty and nutritious snacks, soups, ice-cream

Spreads & Oils	Asia Pacific	Fats and oils, bulk and retail flour, margarine and spreads, cake mixes, mayonnaise, dressings and chickens

Yeast/Bakery *	North America Latin America Europe Asia Pacific	Bakers’ yeast and bakers’ ingredients – industrial and consumer yeast, yeast extracts and bakery ingredients, technology and development and administration

Herbs & Spices *	North America	Sourcing, grinding, blending, packaging and distribution of herbs and spices

Other	Asia-Pacific	Freshstart joint venture, discontinued businesses other than Yeast/Bakery and Herbs & Spices

*	During September 2004, the Group sold its Yeast and Bakery Ingredients and Herbs & Spices businesses (refer to notes 18 and 20 for further details).

Major customers

Two of the Group’s customers, which operate in the Australian retail grocery industry, represented approximately 33% and 27% of the Group’s consolidated sales revenue in the three and six months ended December 31, 2004, respectively (2003 – approximately 21% and 22%).

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 4. Segment Reporting (Continued)

Primary reporting by business segment

A$ million
			Spreads	Yeast/	Herbs &		Consolidated
Three months ended December 31, 2004	Baking	Snacks	& Oils	Bakery	Spices	Other	Total

Revenue
External segment revenue from sale of goods*	236.3	129.1	254.7	—	—	—	620.1
Proceeds from sales of businesses and property							63.6
Interest revenue							2.5
Unrealized foreign currency gain							17.0
Other unallocated revenue							1.4

Total revenue from ordinary activities							704.6

Result
Segment result	20.1	10.9	33.9	—	—	0.2	65.1
Share of net profits of associates	—	—	—	—	—	0.5	0.5

Segment EBIT	20.1	10.9	33.9	—	—	0.7	65.6

Corporate/unallocated EBIT							44.5

Total EBIT							110.1
Net interest expense							(27.6)

Profit from ordinary activities before income tax							82.5
Income tax expense:
- Before individually significant income tax item							(10.2)
- Individually significant income tax expense item							2.4

Profit from ordinary activities after income tax							74.7
Outside equity interests							(0.9)

Net profit							73.8

Included in the segment result above were:
Non-cash expense items:
- Depreciation and amortization (excluding prepaid slotting allowances)	(14.3)	(13.4)	(13.0)	—	—	—	(40.7)
- Amortization of prepaid slotting allowances	—	—	—	—	—	—	—
- Net expense from movements in provisions**	(2.8)	(1.6)	(1.0)	—	—	0.1	(5.3)
Included in corporate/unallocated EBIT above were the following individually significant items:
- Gain on sale of Yeast and Bakery Ingredients and Herbs & Spices businesses							34.3
- Unrealized foreign currency gain							17.0

Assets
Segment assets	991.4	751.9	1,028.9	—	—	—	2,772.2
Equity accounted investments	—	—	—	—	—	7.5	7.5

Total segment assets	991.4	751.9	1,028.9		—	7.5	2,779.7

Corporate/unallocated assets							509.8

Consolidated total assets							3,289.5

Liabilities
Segment liabilities	148.6	111.2	90.0	—	—	2.8	352.6
Corporate/unallocated liabilities							1,291.5

							1,644.1

Consolidated total liabilities
Acquisitions of property, plant and equipment	4.0	2.3	3.4	—	—	—	9.7
Acquisitions of property, plant and equipment — Corporate							0.4

							10.1

*	There were no significant inter-segment sales

**	Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 4. Segment Reporting (Continued)

Primary reporting by business segment (continued)

A$ Million
			Spreads	Yeast/	Herbs &		Consolidated
Three months ended December 31, 2003	Baking	Snacks	& Oils	Bakery	Spices	Other	Total
Revenue
External segment revenue from sale of goods*	218.6	121.6	239.5	207.4	83.7	2.7	873.5
Proceeds from sales of property							16.1
Proceeds from recovery of vendor finance loan							30.0
Interest revenue							1.4
Unrealized foreign currency gain							51.5
Other unallocated revenue							0.5

Total revenue from ordinary activities							973.0

Result
Segment result	14.7	(2.1)	19.1	39.5	18.4	(2.7)	86.9
Share of net profits of associates	—	—	—	2.5	—	0.9	3.4

Segment EBIT	14.7	(2.1)	19.1	42.0	18.4	(1.8)	90.3

Corporate/unallocated EBIT							73.7

Total EBIT							164.0
Net interest expense							(66.6)

Profit from ordinary activities before income tax							97.4
Income tax expense							(13.5)

Profit from ordinary activities after income tax							83.9
Outside equity interests							(1.2)

Net profit							82.7

Included in the segment result above were:
Non-cash expense items:
- Depreciation and amortization (excluding prepaid slotting allowances)	(13.6)	(12.1)	(11.6)	(12.7)	(1.4)	(0.1)	(51.5)
- Depreciation and amortization – Corporate							(0.2)

							(51.7)

- Amortization of prepaid slotting allowances	—	—	—	—	(7.3)	—	(7.3)
- Net expense from movements in provisions**	6.6	(0.9)	(0.3)	(6.6)	(0.7)	—	(1.9)
Individually significant items:
- Business restructuring costs	2.7	(10.3)	—	—	—	—	(7.6)
Included in corporate/unallocated EBIT above were the following individually significant items:
- Unrealized foreign currency gain							51.5
- Recovery of vendor finance loan							30.0
Acquisitions of property, plant and equipment	2.2	3.4	5.8	6.7	0.6	—	18.7

*	There were no significant inter-segment sales

**	Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 4. Segment Reporting (Continued)

Primary reporting by business segment (continued)

A$ million
			Spreads	Yeast/	Herbs &		Consolidated
Six months ended December 31, 2004	Baking	Snacks	& Oils	Bakery	Spices	Other	Total
Revenue
External segment revenue from sale of goods*	449.9	259.1	492.7	193.1	50.9	0.3	1,446.0
Proceeds from sales of businesses and property							1,957.5
Interest revenue							3.8
Unrealized foreign currency gain							26.2
Other unallocated revenue							4.2

Total revenue from ordinary activities							3,437.7

Result
Segment result	33.9	29.7	61.9	25.7	4.7	(0.8)	155.1
Share of net profits of associates	—	—	—	2.4	—	0.9	3.3

Segment EBIT	33.9	29.7	61.9	28.1	4.7	0.1	158.4

Corporate/unallocated EBIT							786.5

Total EBIT							944.9
Net interest expense							(94.4)

Profit from ordinary activities before income tax							850.5
Income tax expense:
- Before individually significant income tax item							(15.2)
- Individually significant income tax expense item							(46.5)

Profit from ordinary activities after income tax							788.8
Outside equity interests							(2.3)

Net profit							786.5

Included in the segment result above were:
Non-cash expense items:
- Depreciation and amortization (excluding prepaid slotting allowances)	(28.5)	(25.1)	(26.4)	(13.2)	(1.1)	—	(94.3)
- Depreciation and amortization - Corporate							(0.1)

							(94.4)

- Amortization of prepaid slotting allowances	—	—	—	—	(2.3)	—	(2.3)
- Net expense from movements in provisions **	(5.0)	(7.4)	(1.0)	(1.7)	(0.6)	—	(15.7)
Included in corporate/unallocated EBIT above were the following individually significant items:
- Gain on sale of Yeast and Bakery Ingredients and Herbs & Spices businesses							774.0
- Unrealized foreign currency gain							26.2

Assets
Segment assets	991.4	751.9	1,028.9	—	—	—	2,772.2
Equity accounted investments	—	—	—	—	—	7.5	7.5

Total segment assets	991.4	751.9	1,028.9	—	—	7.5	2,779.7

Corporate/unallocated assets							509.8

Consolidated total assets							3,289.5

Liabilities
Segment liabilities	148.6	111.2	90.0	—	—	2.8	352.6
Corporate/unallocated liabilities							1,291.5

Consolidated total liabilities							1,644.1

Acquisitions of property, plant and equipment	6.2	5.2	5.8	11.6	0.2	—	29.0
Acquisitions of property, plant and equipment – Corporate							0.4

							29.4

*	There were no significant inter-segment sales

**	Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 4. Segment Reporting (Continued)

Primary reporting by business segment (continued)

A$ Million
			Spreads	Yeast/	Herbs &		Consolidated
Six months ended December 31, 2003	Baking	Snacks	$ Oils	Bakery	Spices	Other	Total
Revenue
External segment revenue from sale of goods*	443.6	247.3	484.3	409.5	148.6	5.7	1,739.0
Proceeds from sales of property							17.9
Proceeds from recovery of vendor finance loan							30.0
Interest revenue							3.2
Unrealized foreign currency gain							69.5
Other unallocated revenue							2.1

Total revenue from ordinary activities							1,861.7

Result
Segment result	23.5	7.5	38.9	68.8	25.1	(4.4)	159.4
Share of net profits of associates	—	—	—	5.4	—	1.0	6.4

Segment EBIT	23.5	7.5	38.9	74.2	25.1	(3.4)	165.8

Corporate/unallocated EBIT							86.7

Total EBIT							252.5
Net interest expense							(141.5)

Profit from ordinary activities before income tax							111.0
Income tax expense							(22.5)

Profit from ordinary activities after income tax							88.5
Outside equity interests							(2.2)

Net profit							86.3

Included in the segment result above were:
Non-cash expense items:
- Depreciation and amortization (excluding prepaid slotting allowances)	(28.2)	(24.0)	(23.4)	(26.3)	(2.9)	(0.1)	(104.9)
- Depreciation and amortization – Corporate							(0.8)

							(105.7)

- Amortization of prepaid slotting allowances	—	—	—	—	(12.5)	—	(12.5)
- Net expense from movements in provisions**	3.8	(1.2)	(0.8)	(9.6)	(1.6)	—	(9.4)
Individually significant items:		`
- Business restructuring costs	1.4	(13.9)	(1.4)	—	—	—	(13.9)
Included in corporate/unallocated EBIT above were the following individually significant items:
- Unrealized foreign currency gain							69.5
- Recovery of vendor finance loan							30.0

Acquisitions of property, plant and equipment	6.7	8.3	12.2	13.8	1.3	—	42.3

*	There were no significant inter-segment sales

**	Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 4. Segment Reporting (Continued)

Secondary reporting by geographical segments

A$ million
	North	Latin			Consolidated
Three months ended December 31, 2004	America	America	Europe	Asia Pacific	Total

Revenue
External segment revenue from sale of goods*	—	—	—	620.1	620.1
Proceeds from sales of businesses and property					63.6
Interest revenue					2.5
Unrealized foreign currency gain					17.0
Other unallocated revenue					1.4

Total revenue from ordinary activities					704.6

Result
Segment result	—	—	—	65.1	65.1
Share of net profits of associates	—	—	—	0.5	0.5

Segment EBIT	—	—	—	65.6	65.6

Corporate/unallocated EBIT					44.5

Total EBIT					110.1

Assets
Segment assets	—	—	—	2,772.2	2,772.2
Equity accounted investments	—	—	—	7.5	7.5

Total segment assets	—	—	—	2,779.7	2,779.7

Unallocated assets					509.8

Consolidated total assets					3,289.5

Acquisitions of property, plant and equipment during the three months	—	—	—	10.1	10.1

A$ million
	North	Latin			Consolidated
Three months ended December 31, 2003	America	America	Europe	Asia Pacific	Total

Revenue
External segment revenue from sale of goods*	152.0	54.8	41.2	625.5	873.5
Proceeds from sales of businesses and property					16.1
Proceeds from recovery of vendor finance loan					30.0
Interest revenue					1.4
Unrealized foreign currency gain					51.5
Other unallocated revenue					0.5

Total revenue from ordinary activities					973.0

Result
Segment result	36.0	7.2	8.1	35.6	86.9
Share of net profits of associates	—	0.4	1.5	1.5	3.4

Segment EBIT	36.0	7.6	9.6	37.1	90.3
Corporate/unallocated EBIT					73.7

Total EBIT					164.0

Acquisitions of property, plant and equipment during the three months	1.7	2.8	1.5	12.7	18.7

* There were no significant inter-segment sales.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 4. Segment Reporting (Continued)

Secondary reporting by geographical segments (continued)

A$ million
	North	Latin			Consolidated
Six months ended December 31, 2004	America	America	Europe	Asia Pacific	Total

Revenue
External segment revenue from sale of goods *	105.9	59.8	39.5	1,240.8	1,446.0
Proceeds from sales of businesses and property					1,957.5
Interest revenue					3.8
Unrealized foreign currency gain					26.2
Other unallocated revenue					4.2

Total revenue from ordinary activities					3,437.7

Result
Segment result	10.9	8.0	6.0	130.2	155.1
Share of net profits of associates	—	0.5	1.1	1.7	3.3

Segment EBIT	10.9	8.5	7.1	131.9	158.4

Corporate/unallocated EBIT					786.5

Total EBIT					944.9

Assets
Segment assets	—	—	—	2,772.2	2,772.2
Equity accounted investments				7.5	7.5

Total segment assets	—	—	—	2,779.7	2,779.7

Corporate assets					509.8

Consolidated total assets					3,289.5

Acquisitions of property, plant and equipment during the six months	1.0	2.8	1.9	23.7	29.4

A$ million
	North	Latin			Consolidated
Six months ended December 31, 2003	America	America	Europe	Asia Pacific	Total

Revenue
External segment revenue from sale of goods*	277.2	117.9	82.0	1,261.9	1,739.0
Proceeds from sales of businesses and property					17.9
Proceeds from recovery of vendor finance loan					30.0
Interest revenue					3.2
Unrealized foreign currency gain					69.5
Other unallocated revenue					2.1

Total revenue from ordinary activities					1,861.7

Result
Segment result	51.4	16.5	14.7	76.8	159.4
Share of net profits of associates	—	1.0	2.9	2.5	6.4

Segment EBIT	51.4	17.5	17.6	79.3	165.8

Corporate/unallocated EBIT					86.7

Total EBIT					252.5

Acquisitions of property, plant and equipment during the six months	3.2	5.4	3.0	30.7	42.3

* There were no significant inter-segment sales.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 5. Dividends

Ordinary Shares

No interim dividend was paid on the ordinary shares (previous corresponding six months: nil).

Converting Preference Shares (CP Shares)

CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of $0.30, payable quarterly with no guarantee of franking.

Interim dividends paid on the CP Shares in the current six months were as follows:

September 30, 2004: December 31, 2004:	0.5671 cents per CP Share (unfranked) 0.5671 cents per CP Share (unfranked)	$4.5 million $4.5 million

Interim dividends paid on the CP Shares in the previous corresponding six months were as follows:

September 30, 2003: December 31, 2003:	0.5671 cents per CP Share (unfranked) 0.5671 cents per CP Share (unfranked)	$4.5 million $4.5 million

Interim Dividends on all Securities

	Six months ended
	December 31,
	2004	2003
	(A$ million)
Ordinary shares	—	—
CP Shares
Declared and paid during the six months	9.0	9.0

Total	9.0	9.0

Dividend payment dates with respect to the CP Shares for the remainder of the period to June 30, 2005 will be March 31, 2005 and June 30, 2005.

Franking Credits Available

As of December 31, 2004, the balance of franking credits available for the franking of dividends was A$23.0 million.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 6. Income Tax

	Three months ended		Six months ended
	December 31,		December 31,
	2004	2003	2004	2003
		(A$ million)
Income tax (expense) relating to ordinary activities

Prima facie income tax (expense) calculated at 30% on profit from ordinary activities	(24.8)	(29.2)	(255.2)	(33.3)
(Increase)/decrease in income tax (expense) due to:
Utilization of tax losses and timing differences not previously recognized*	25.2	14.8	114.9	16.8
Non assessable profits on sale of businesses*	0.4	—	110.6	—
Proceeds received on recovering of vendor finance loan not taxable	—	9.0	—	9.0
Amortization of intangibles not deductible for tax	(6.6)	(4.9)	(13.1)	(12.3)
Share of net profits of associates	0.2	0.8	1.0	1.7
Differences in overseas tax rates	(2.3)	(3.9)	(20.3)	(4.6)
Other permanent adjustments	0.1	(0.1)	0.4	0.2

Income tax (expense) relating to ordinary activities	(7.8)	(13.5)	(61.7)	(22.5)

Income tax (expense) relating to ordinary activities comprises:
Income tax (expense) before individually significant income tax item	(10.2)	(13.5)	(15.2)	(22.5)
Individually significant income tax benefit/(expense) on sale of businesses*	2.4	—	(46.5)	—

Total income tax (expense) relating to ordinary activities	(7.8)	(13.5)	(61.7)	(22.5)

*	Non-assessable profits on sale of businesses represents the tax-effect of the difference between the book and tax gain arising on the sale of businesses. A significant portion of the taxable gain on sale of these businesses has been offset by unrecognized tax losses. Income tax payable by the Group on the sale of the businesses is expected to be minimal, due to the existence of recognized and unrecognized tax losses.

Note 7. Receivables

	December 31,	June 30,
	2004	2004
	(A$ million)
Current
Trade debtors	206.4	311.7
Provision for doubtful debts	(6.2)	(10.8)

	200.2	300.9
Business sale proceeds receivable	78.8	—
Other receivables	21.7	31.6

Total current receivables	300.7	332.5

Note 8. Inventories

Current
Raw materials (a)	91.0	118.4
Provision against raw materials	(3.1)	(2.3)
Work in progress (a)	11.3	19.2
Finished goods (a)	61.2	147.2
Provision against finished goods	(0.1)	(5.1)

Total inventories	160.3	277.4

(a) At cost.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 9. Investments Accounted for Using the Equity Method

	December 31,	June 30,
	2004	2004
	(A$ million)
Non-current
Associates	7.5	57.3

			% Ownership Interest
			December 31,	June 30,
Name	Principal Activities	Balance date	2004	2004
Fresh Start Bakeries Australia Pty Ltd	Buns Manufacture	June 30	50.0	50.0
Gelec S.A.	Food Manufacture	June 30	33.3	33.3
P.T. Sinar Meadow International Indonesia	Margarine Manufacture	December 31	50.0	50.0
Levaduras Collico SA	Yeast Manufacture	June 30	—	50.0
Mauri Fermentation (Malaysia) Sdn Bhd	Yeast Manufacture	June 30	—	42.0
Mauri Fermentation Pakistan (Private) Ltd	Yeast Manufacture	June 30	—	50.0
Mauri Products Limited	Yeast Manufacture	September 15	—	50.0
Meishan-Mauri Yeast Co Ltd	Yeast Manufacture	June 30	—	50.0
Pilmico-Mauri Foods Corporation	Yeast Manufacture	June 30	—	50.0
Proofex Products Company	Yeast Manufacture	September 16	—	30.0
P.T. Indo Fermex	Yeast Manufacture	December 31	—	49.0
P.T. Sama Indah	Yeast Manufacture	December 31	—	49.0
Qingdao Xinghua Cereal Oil and Foodstuff Co Ltd	Food Manufacture	June 30	—	30.0

The share of net profits of associates comprise:

	Three months ended		Six months ended
	December 31,		December 31,
	2004	2003	2004	2003
	(A$ million)		(A$ million)
Share of profit from ordinary activities before income tax	0.7	4.6	4.6	8.8
Share of income tax on ordinary activities	(0.2)	(1.2)	(1.3)	(2.4)

Share of net profits of associates	0.5	3.4	3.3	6.4

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 10. Property, Plant and Equipment

	December 31,	June 30,
	2004	2004
	(A$ million)
Plant and equipment
Cost	424.7	1,012.5
Accumulated depreciation	(87.1)	(387.4)

Total plant and equipment	337.6	625.1

Freehold properties
Cost	223.3	378.1
Accumulated depreciation	(7.7)	(18.7)

Total freehold properties	215.6	359.4

Leasehold properties
Cost	19.0	29.9
Accumulated amortization	(1.8)	(3.4)

Total leasehold properties	17.2	26.5

Leasehold improvements
Cost	—	21.1
Accumulated amortization	—	(5.6)

Total leasehold improvements	—	15.5

Total property, plant and equipment	570.4	1,026.5

The net change in total property, plant and equipment during the six months ended December 31, 2004 is primarily due to the sale of the Herbs & Spices and Yeast and Bakery Ingredients businesses. Refer to note (c) of the Statement of Cash Flows for further details.

Note 11. Intangible Assets

Identifiable intangible assets
Cost	652.8	968.3
Accumulated amortization	(29.9)	(69.3)

Total identifiable intangible assets	622.9	899.0

Purchased goodwill
Cost	1,309.2	1,457.7
Accumulated amortization	(117.8)	(106.7)

Total purchased goodwill	1,191.4	1,351.0

Total intangible assets	1,814.3	2,250.0

The net change in total intangible assets during the six months ended December 31, 2004 is primarily due to the sale of the Herbs & Spices and Yeast and Bakery Ingredients businesses. Refer to note (c) of the Statement of Cash Flows for further details.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 12. Interest Bearing Liabilities

	December 31,	June 30,
	2004	2004
	(A$ million)
Current
Secured
Term loan facilities (b)	—	155.8
Bank overdrafts (c)	0.1	7.9
Other indebtedness (c)	0.3	3.5
Unsecured
Bank overdrafts (c)	—	0.5
Other indebtedness (c)	0.7	3.7

Total current interest bearing liabilities	1.1	171.4

Non-current
Secured
Term loan facilities (b)	—	1,427.7
Other indebtedness (c)	5.7	3.3
Unsecured
9.5% senior notes due 2010 (f)	128.2	145.2
10.75% senior subordinated notes due 2011 (a) (e)	257.8	291.2
9.75% senior subordinated notes due 2012 (d)	512.8	580.7
New Zealand subordinated capital notes (g)	196.1	193.8

Total non-current interest bearing liabilities	1,100.6	2,641.9

(a) Notes payable	269.2	304.9
Unamortized discount	(11.4)	(13.7)

	257.8	291.2

(b)	The Group’s secured senior loan facilities have been repaid during the six months ended December 31, 2004 using the proceeds from the sale of the Herbs & Spices and the Yeast and Bakery Ingredients businesses. The securities which secured the senior secured loan facilities still remain in place and currently secure other smaller financings. The securities comprise guarantees and securities provided by Burns Philp and certain of its controlled entities in favour of the security trustee.

(c)	There are a number of financings typically involving small amounts extended to operating companies in the Group. These facilities are either secured by the security arrangements referred to in (b) above, or have the benefit of securities at the operating company level, or are unsecured.

(d)	On June 21, 2002, a controlled entity of Burns Philp issued in a private offering, US$400 million of senior subordinated notes that bear interest at 9.75% and mature on July 15, 2012. These notes were subsequently exchanged for new notes which were identical to the old notes except that the new notes can be publicly traded in the United States. The payment of principal and interest, and the performance of all other obligations in respect of the 9.75% senior subordinated notes due 2012, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

(e)	On February 20, 2003, a controlled entity of Burns Philp issued in a private offering, US$210 million of senior subordinated notes. These notes were issued with an original issue discount of US$10.7 million, bear interest at 10.75% and mature on February 15, 2011. These notes were subsequently exchanged for new notes which were identical to the old notes except that the new notes can be publicly traded in the United States. The payment of principal and interest, and the performance of all other obligations in respect of the 10.75% senior subordinated notes due 2011, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

(f)	On June 16, 2003, a controlled entity of Burns Philp issued in a private offering, US$100 million of senior notes that bear interest at 9.5% and mature on November 15, 2010. These notes were subsequently exchanged for new notes which were identical to the old notes except that the new notes can be publicly traded in the United States. The payment of principal and interest, and the performance of all other obligations in respect of the 9.5% senior notes due 2010, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 12. Interest Bearing Liabilities (Continued)

(g)	During the year ended June 30, 2003, a controlled entity of Burns Philp issued NZ$212.5 million of New Zealand subordinated capital notes (New Zealand Capital Notes). These instruments were issued by Goodman Finance Limited and are general unsecured obligations of this controlled entity, guaranteed by Burns Philp and certain of its controlled entities, on a basis which is unsecured and subordinated to all other secured and unsecured liabilities of Burns Philp and of its controlled entities. The New Zealand Capital Notes were issued in two series, one series of which mature on December 15, 2008 and bear interest of 9.75% and the other series which mature on November 15, 2011 and bear interest at 9.95%.

Upon the maturity of the New Zealand Capital Notes, the New Zealand Capital Notes may continue upon new terms (if this is proposed by the issuer and if the noteholder accepts the new terms), or may be redeemed in cash equal to the face value of the New Zealand Capital Notes, or at the sole discretion of the issuer, may be redeemed by Burns Philp issuing ordinary shares for the face value of the New Zealand Capital Notes.

Note 13. Provisions

	December 31,	June 30,
	2004	2004
	(A$ million)
Current
Employee benefits	34.3	49.8
Business closure and rationalization	15.7	34.3
Workers’ compensation	15.1	14.6
Legal claims	37.3	38.6
Other	3.7	9.3

Total current provisions	106.1	146.6

Non-current
Employee benefits	38.1	64.3
Workers’ compensation	34.4	33.8
Other	2.0	4.4

Total non-current provisions	74.5	102.5

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 14. Contributed Equity

	December 31,	June 30,
	2004	2004
	(A$ million)
Issued and paid-up share capital
2,031,838,743 (June 2004— 2,031,834,572) ordinary shares, fully paid	880.2	880.2
797,295,952 (June 2004— 797,300,123) converting preference shares, fully paid	233.9	233.9

Total contributed equity	1,114.1	1,114.1

Movements since June 30, 2004 in Burns, Philp & Company Limited ordinary shares and converting preference shares (CP Shares):

Ordinary Shares

	Number of shares	A$ million
Ordinary shares as of June 30, 2004	2,031,834,572	880.2
Conversion of CP Shares during the current period	4,171	—

Ordinary shares as of December 31, 2004	2,031,838,743	880.2

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members’ meetings, are entitled to one vote on a show of hands and one vote per share on a poll.

In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

Converting Preference Shares (CP Shares)

	Number of CP Shares	A$ million
CP Shares as of June 30, 2004	797,300,123	233.9
CP Shares converted during the current period	(4,171)	—

CP Shares as of December 31, 2004	797,295,952	233.9

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum, based on the issue price of A$0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of August 13, 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

Holders of CP Shares have the right to attend but no right to vote at members’ meetings. In the event of winding up of the Company, CP Shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

Note 15. Reserves

				Foreign
	Asset			currency
	revaluation	Other capital	General	translation	Total
A$ million	reserve	reserves	reserve	reserve	reserves
Balance at June 30, 2004	106.4	8.8	18.1	(381.1)	(247.8)
Transferred to retained profits on disposal of businesses	(106.4)	(8.8)	(18.1)	332.7	199.4
Net exchange differences relating to self-sustaining foreign operations	—	—	—	(3.5)	(3.5)

Balance at December 31, 2004	—	—	—	(51.9)	(51.9)

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 16. Retained Profits/(Accumulated Losses)

Six months ended
December 31, 2004
(A$ million)
Accumulated (losses) as of June 30, 2004	(3.8)
Net profit attributable to Burns, Philp & Company Limited shareholders	786.5
Transfer from:
- Foreign currency translation reserve	(332.7)
- Asset revaluation reserve	106.4
- Other reserves	26.9
Dividends declared and paid during the six months — CP Shares (refer note 5)	(9.0)

Retained profits as of December 31, 2004	574.3

Note 17. Total Equity

Total equity as of June 30, 2004	889.8
Total changes in equity attributable to Burns, Philp & Company Limited shareholders recognized in the statement of financial performance	783.0
Transactions with Burns, Philp & Company Limited shareholders as owners:
Dividends declared and paid during the six months – CP Shares (refer note 5)	(9.0)
Total changes in outside equity interests	(18.4)

Total equity as of December 31, 2004	1,645.4

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 18. Acquisition / Disposal of Controlled Entities

As discussed in note 3(b) above, the Group sold its Herbs & Spices and Yeast and Bakery Ingredients businesses.

The Herbs & Spices and Yeast and Bakery Ingredients businesses comprised the controlled entities listed below. Details of the contribution to profit from ordinary activities from theses controlled entities is set out in note 20 below.

Controlled entity and country of incorporation		Controlled entity and country of incorporation
Compania Argentina de Levaduras SAIC	Argentina	Burns Philp Colombia SA	Colombia
Sudamericana de Levaduras SA de Inversiones	Argentina	Burns Philp Ecuador SA	Ecuador
Surgras SA	Argentina	BEG France SARL	France
Burns Philp Camellia Pty Ltd	Australia	BEG Backhefe Export GmbH	Germany
Burns Philp Food Overseas Holdings Ltd	Australia	Burns Philp Deutschland Export
Burns Philp Food Properties Pty Ltd	Australia	Nahrungsmittel-Vertriebsgesellschaft mbH	Germany
Burns Philp Middle East Pty Ltd	Australia	Burns Philp Deutschland GmbH	Germany
Burns Philp Pakistan Pty Ltd	Australia	Burns Philp Deutschland Grundbesitz GmbH	Germany
Burns Philp South America Pty Ltd	Australia	Deutsche Hefewerke GmbH	Germany
Burns Philp Technology Pty Ltd	Australia	Hefe-Patent GmbH	Germany
Burns Philp Technology & Development Pty Ltd	Australia	Burns Philp Guatemala SA	Guatemala
Indonesian Yeast Company Pty Ltd	Australia	Burns Philp India (Private) Ltd	India
Mauri Fermentation Argentina Pty Ltd	Australia	Cochin Spices Private Ltd	India
Mauri Fermentation Brazil Pty Ltd	Australia	Mauri Yeast India (Private) Ltd	India
Mauri Fermentation Chile Pty Ltd	Australia	Grupo Burns Philp Mexicana SA de CV	Mexico
Mauri Fermentation China Pty Ltd	Australia	Burns Philp Netherlands European Holdings BV	The Netherlands
Mauri Fermentation India Pty Ltd	Australia	New Zealand Food Industries Ltd	New Zealand
Mauri Fermentation Indonesia Pty Ltd	Australia	Burns Philp Peru SAC	Peru
Mauri Fermentation Malaysia Pty Ltd	Australia	Mauri Fermentos, SA	Portugal
Mauri Fermentation Philippines Pty Ltd	Australia	GF Investments (Asia) Pte Ltd	Singapore
Mauri Fermentation Vietnam Pty Ltd	Australia	Burns Philp Food SA	Spain
Mauri Yeast Australia Pty Ltd	Australia	Burns Philp Lanka (Private) Ltd	Sri Lanka
Serrol Ingredients Pty Ltd	Australia	Mauri Lanka (Private) Ltd	Sri Lanka
Burns Philp Brasil Indústria e Comércio de		Mauri Maya Sanayi AS	Turkey
Alimentos Ltda	Brazil	Burns Philp (U.K.) PLC	UK
Burns Philp Food Ltd	Canada	Burns Philp Europe Ltd	UK
Burns Philp Chile Inversiones Ltda	Chile	Burns Philp Food Inc	USA
Goodman Fielder (Shanghai) Co Ltd	China	Tone Brothers, Inc	USA
Harbin Mauri Yeast Company Ltd	China	Flodden SA	Uruguay
Hebei Mauri Food Company Ltd	China	Greensted SA	Uruguay
Panyu Mauri Food Company Ltd	China	Levadura Uruguaya SA	Uruguay
Yantai Mauri Yeast Company Ltd	China	Burns Philp Venezuela SA	Venezuela
Xinjiang Mauri Food Co Ltd	China	Mauri-La Nga Fermentation Co Ltd	Vietnam

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 19. Earnings Per Share

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a) Ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a) Ordinary shares

(b) 2003 Options outstanding (up until expiration date of August 14, 2003)

(c) CP Shares

Earnings reconciliation

	Three months ended		Six months ended
	December 31,		December 31,
	2004	2003	2004	2003
		(A$ million)
Net profit attributable to Burns, Philp & Company Limited shareholders	73.8	82.7	786.5	86.3
Less: CP Shares dividend	(4.5)	(4.5)	(9.0)	(9.0)

Basic earnings	69.3	78.2	777.5	77.3
Add: CP Shares dividend	4.5	4.5	9.0	9.0

Diluted earnings	73.8	82.7	786.5	86.3

Basic earnings comprise:
Continuing operations	32.6	28.7	22.8	(3.3)
Discontinued operations (a)	36.7	49.5	754.7	80.6

	69.3	78.2	777.5	77.3

Diluted earnings comprise:
Continuing operations	37.1	33.2	31.8	5.7
Discontinued operations (a)	36.7	49.5	754.7	80.6

	73.8	82.7	786.5	86.3

(a)	Earnings from discontinued operations for the three and six months ended December 31, 2004 and 2003 include the net profits of the Yeast and Bakery Ingredients and the Herb & Spices businesses as disclosed in note 20. Earnings from discontinued operations for the three and six months ended December 31, 2004 also includes the net gain on sale after tax of the Yeast and Bakery Ingredients and the Herbs & Spices businesses of A$36.7 million and A$727.5 million, respectively, reported as an individually significant item in the current period. Refer notes 3(b), 6 and 20 for further details.

Weighted average number of shares used as the denominator

	Three months ended		Six months ended
	December 31,		December 31,
	2004	2003	2004	2003
	Shares	Shares	Shares	Shares
	(million)	(million)	(million)	(million)

Number for basic earnings per share	2,031.8	2,031.8	2,031.8	1,966.7
Adjust for:
Effect of 2003 Options	—	—	—	46.8
Effect of CP Shares	797.3	797.3	797.3	797.4

Number for diluted earnings per share	2,829.1	2,829.1	2,829.1	2,810.9

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 20. Discontinued Operations

Yeast and Bakery Ingredients and Herbs & Spices Businesses

On July 22, 2004, the Group announced it had entered into agreements to sell its Yeast and Bakery Ingredients and its Herbs & Spices businesses, to Associated British Foods plc (ABF) for a total price of US$1.35 billion (approximately A$1.9 billion). These businesses represent the Yeast/Bakery and Herbs & Spices business segments, respectively, in note 4.

The sale of the Herbs & Spices business was completed on September 3, 2004 for gross proceeds of US$175.0 million. The proceeds have been adjusted for amounts payable in respect of closing net asset adjustments.

The sale of the Yeast and Bakery Ingredients business was completed on September 30, 2004, for gross proceeds of US$1,175.0 million. The proceeds have been adjusted for amounts payable and receivable in respect of closing asset and liability adjustments.

The net profit on sale of these businesses of A$727.5 million has been reflected in the financial statements for the six months ended December 31, 2004. Refer to note 3(b) and 6 for further details.

Additional financial information, after eliminating the effect of intercompany transactions and balances with other Group entities, in respect of the operating activities of these businesses is set out below:

A$ million		Yeast & Bakery Ingredients				Herbs & Spices
	Three months ended December 31,		Six months ended December 31,		Three months ended December 31,		Six months ended December 31,
	2004	2003	2004	2003	2004	2003	2004	2003

Financial performance information

Revenue from ordinary activities	—	206.7	195.8	409.5	—	83.7	50.9	148.6
Expenses from ordinary activities	—	(164.7)	(167.7)	(335.3)	—	(65.3)	(46.2)	(123.5)

Segment result (EBIT)	—	42.0	28.1	74.2	—	18.4	4.7	25.1
Net interest (expense)	—	(1.9)	(1.2)	(3.6)	—	—	—	—

Profit from ordinary activities before income tax	—	40.1	26.9	70.6	—	18.4	4.7	25.1
Income tax (expense)	—	(7.8)	(2.5)	(12.9)	—	(0.2)	(1.1)	(0.4)
Net profit before outside equity interests	—	32.3	24.4	57.7	—	18.2	3.6	24.7
Outside equity interests	—	(1.0)	(0.8)	(1.8)	—	—	—	—
Net profit	—	31.3	23.6	55.9	—	18.2	3.6	24.7

Cash flow information
Net cash provided by operating activities	—	56.1	22.3	78.8	—	19.1	5.3	22.3
Net cash (used in) investing activities	—	(5.9)	(13.3)	(14.3)	—	(0.6)	(0.2)	(1.3)
Net increase/(decrease) in cash held	—	50.2	9.0	64.5	—	18.5	5.1	21.0

	December 31,	June 30,	December 31,	June 30,
	2004	2004	2004	2004
Financial position information
Total assets	—	1,110.5	—	174.2
Total liabilities	—	163.7	—	24.7

Net assets	—	946.8	—	149.5

Outside equity interests	—	19.2	—	—

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 21. Related Party Transactions

During the period, the Group acquired the net assets of Nature’s Oven Limited, a producer of wrapped snacks. The business was acquired from a party related to Graeme Hart, a director of the Company. The purchase price was approximately NZ$700,000. The acquisition was subject to restrictions under Australian corporations law. An independent expert was engaged by the Board of the Company to advise on the proposed acquisition. In summary, the expert advised the Board prior to completion of the transaction that the proposed acquisition was on an arms length basis. Mr. Hart was not present at any meetings when the Board was considering the matter.

This related party transaction is in addition to the types of related party transactions undertaken by the Group as disclosed in the June 30, 2004 Annual Report.

Note 22. Contingent Liabilities

The consolidated entity is subject to litigation in the ordinary course of operations, for which a provision of A$37.3 million has been recognized in the consolidated financial statements as of December 31, 2004. The consolidated entity does not believe that it is engaged in any other legal proceedings for which provisions have not been made which would be likely to have a material affect on its business, financial position or results of operations.

As part of the agreements for the sale of the Yeast and Bakery Ingredients and Herbs & Spices businesses, the Group has provided certain warranties and indemnities to the purchaser, Associated British Foods, plc. These warranties and indemnities are subject to time and value limitations as set out in the sale agreements. As of the date of this report, the Group is not aware of any claims under these agreements which would give rise to any present or contingent liabilities which are not currently provided for.

Note 23. Events Subsequent to Balance Date

No events have occurred subsequent to balance date which would have a material effect on the financial report.

Note 24. Condensed Consolidating Guarantor Financial Information

In connection with an offer by Burns Philp Capital Pty Limited to sell US$400.0 million of Senior Subordinated Notes due 2012, an offer by Burns Philp Capital Pty Limited and Burns Philp Capital (US) Inc. to sell US$210.0 million of Senior Subordinated Notes due 2011 (collectively referred to as the “Senior Subordinated Notes”) and in connection with an offer by Burns Philp Capital Pty Limited and Burns Philp Capital (US) Inc. to sell US$100.0 million of Senior Notes due 2010, Burns, Philp & Company Limited and certain of its subsidiaries have guaranteed Burns Philp Capital Pty Limited’s and Burns Philp Capital (US) Inc.’s obligation to pay principal and interest on the Senior Subordinated Notes and the Senior Notes. The guarantors of the Senior Subordinated Notes and the Senior Notes include Burns, Philp & Company Limited and certain of its wholly owned subsidiaries. The Senior Subordinated Notes and the Senior Notes are fully and unconditionally guaranteed on an unsecured senior and, in the case of the Senior Subordinated Notes, subordinated, joint and several basis by Burns, Philp & Company Limited and certain of its wholly owned subsidiaries.

The following condensed consolidated financial information presents:

(1)	Condensed consolidating statements of financial position as of December 31, 2004 and June 30, 2004, and statements of financial performance and cash flows for the six months ended December 31, 2004 and 2003 of:

(a)	Burns, Philp & Company Limited, the parent;

(b)	Burns Philp Capital Pty Limited and Burns Philp Capital (US) Inc., the issuers;

(c)	the other guarantor subsidiaries;

(d)	the non-guarantor subsidiaries; and

(e)	the Group on a consolidated basis; and

(2)	Adjustments and elimination entries necessary to consolidate Burns, Philp & Company Limited, the parent, with issuer and guarantor and non-guarantor subsidiaries.

For the purposes of this note, investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and non-guarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

As of September 30, 2004, certain subsidiaries of the Group, which own the Yeast and Bakery Ingredients and Herbs & Spices businesses, ceased to be guarantors to the senior subordinated notes and the senior notes. During the six months ended December 31, 2004, these entities contributed operating revenues of A$182.7 million and net profit of A$11.9 million, which has been included in “Other Guarantor Entities” in the condensed consolidated statement of financial performance. Additionally, “Non-Guarantor Entities” includes the operating result of certain entities in the Yeast and Bakery Ingredients business which were not guarantors of the senior and senior subordinated notes. During the six months ended December 31, 2004, these entities contributed operating revenues of A$64.0 million and net profit of A$15.3 million.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 24. Condensed Consolidating Guarantor Financial Information (Continued)

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated

Condensed consolidating statement of financial performance for the six months ended December 31, 2004
Revenue from sale of goods	—	—	1,272.6	173.4	—	1,446.0
Other revenue from ordinary activities	1.0	—	5.9	1.4	(1.0)	7.3
Other revenues from ordinary activities – individually significant items
unrealized foreign currency exchange gain	16.0	101.9	(105.6)	6.5	7.4	26.2
other	37.3	—	1,917.1	—	—	1,954.4

Total revenue	54.3	101.9	3,090.0	181.3	6.4	3,433.9

Costs and expenses:
Cost of sales	—	—	767.7	117.3	—	885.0
Selling, marketing and distribution	—	—	259.8	20.4	—	280.2
General and administrative	11.5	—	126.0	10.2	(1.0)	146.7
Individually significant items	—	—	1,180.4	—	—	1,180.4

Total costs and expenses	11.5	—	2,333.9	147.9	(1.0)	2,492.3

Operating income	42.8	101.9	756.1	33.4	7.4	941.6
Interest expense	(1.7)	(48.5)	(56.1)	(0.7)	8.8	(98.2)
Interest income	0.3	6.8	5.4	0.1	(8.8)	3.8
Share of net profit of associates accounted for using the equity method	—	—	3.3	—	—	3.3
Minority interests	—	—	—	(2.3)	—	(2.3)

Profit/(loss) before income taxes	41.4	60.2	708.7	30.5	7.4	848.2

Income tax benefit/(expense)	—	—	(54.6)	(9.9)	2.8	(61.7)
Equity in earnings of subsidiaries	745.1	—	20.6	—	(765.7)	—

Australian GAAP net profit	786.5	60.2	674.7	20.6	(755.5)	786.5

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated

Condensed consolidating statement of financial performance for the six months ended December 31, 2003
Revenue from sale of goods	—	—	1,171.6	567.4	—	1,739.0
Other revenues from ordinary activities	2.9	—	19.2	0.8	(2.9)	20.0

Total revenue	2.9	—	1,190.8	568.2	(2.9)	1,759.0

Costs and expenses:
Cost of sales	—	—	(732.7)	(350.7)		(1,083.4)
Selling, marketing and distribution	—	—	(242.0)	(96.5)	—	(338.5)
General and administrative	0.8	98.9	(226.1)	(53.1)	2.9	(176.6)
Individually significant item	—	—	85.6	—	—	85.6

Total costs and expenses	0.8	98.9	(1,115.2)	(500.3)	2.9	(1,512.9)

Operating income	3.7	98.9	75.6	67.9	—	246.1
Interest expense	(3.0)	(56.0)	(167.9)	(29.2)	111.4	(144.7)
Interest income	20.3	61.5	32.1	0.7	(111.4)	3.2
Share of net profit of associates accounted for using the equity method	—	—	6.4	—	—	6.4
Minority interests	—	—	—	(2.2)	—	(2.2)

Profit/(loss) before income taxes	21.0	104.4	(53.8)	37.2	—	108.8

Income tax benefit/(expense)	—	—	(6.4)	(16.1)	—	(22.5)
Equity in earnings of subsidiaries	65.3	—	21.1	4.7	(91.1)	—

Australian GAAP net profit	86.3	104.4	(39.1)	25.8	(91.1)	86.3

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 24. Condensed Consolidating Guarantor Financial Information (Continued)

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated

Condensed consolidating statement of financial position as of December 31, 2004
Total current assets	16.8	0.9	744.6	55.9	—	818.2
Net property, plant and equipment	0.1	—	531.0	39.3	—	570.4
Goodwill and other intangibles	—	—	1,813.9	0.4	—	1,814.3
Investments	1,084.3	—	252.7	3.7	(1,333.2)	7.5
Intra-group receivables	666.0	1,097.8	124.4	643.1	(2,531.3)	—
Total other assets	—	43.2	33.0	2.9	—	79.1

Total assets	1,767.2	1,141.9	3,499.6	745.3	(3,864.5)	3,289.5

Total current liabilities	5.9	35.5	386.3	29.5	—	457.2
Long term debt	—	898.8	196.1	5.7	—	1,100.6
Other long term liabilities	0.4	—	79.1	6.8	—	86.3
Intra-group payables	124.4	20.7	1,974.2	412.0	(2,531.3)	—

Total liabilities	130.7	955.0	2,635.7	454.0	(2,531.3)	1,644.1

Australian GAAP shareholders’ equity	1,636.5	186.9	863.9	291.3	(1,333.2)	1,645.4

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated

Condensed consolidating statement of financial position as of June 30, 2004
Total current assets	47.9	0.9	603.4	171.6	—	823.8
Net property, plant and equipment	0.1	—	812.9	213.5	—	1,026.5
Goodwill and other intangibles	—	—	2,130.2	119.8	—	2,250.0
Investments	347.5	—	618.7	66.7	(970.3)	62.6
Intra-group receivables	588.1	1,152.7	104.2	597.6	(2,442.6)	—
Total other assets	—	52.9	176.8	8.2	—	237.9

Total assets	983.6	1,206.5	4,446.2	1,177.4	(3,412.9)	4,400.8

Total current liabilities	11.5	44.7	232.8	446.4	—	735.4
Long term debt	—	1,017.1	1,621.4	3.4	—	2,641.9
Other long term liabilities	5.4	—	117.7	10.6	—	133.7
Intra-group payables	104.2	—	2,301.6	36.8	(2,442.6)	—

Total liabilities	121.1	1,061.8	4,273.5	497.2	(2,442.6)	3,511.0

Australian GAAP shareholders’ equity	862.5	144.7	172.7	680.2	(970.3)	889.8

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2004

Note 24. Condensed Consolidating Guarantor Financial Information (Continued)

				Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated

Condensed statement of cash flows for the six months ended December 31, 2004

Net operating cash flows	(12.0)	(50.1)	100.8	19.3	—	58.0
Net investing cash flows	37.3	—	1,724.7	(31.8)	—	1,730.2
Net financing cash flows	(57.2)	50.1	(1,574.6)	1.1	—	(1,580.6)

Net (decrease)/increase in cash held	(31.9)	—	250.9	(11.4)	—	207.6
Cash at beginning of period	32.1	0.1	109.2	28.7	—	170.1
Exchange rate adjustments	—	—	(39.5)	(3.5)	—	(43.0)

Australian GAAP cash at end of period	0.2	0.1	320.6	13.8	—	334.7

				Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated

Condensed statement of cash flows for six months ended December 31, 2003

Net operating cash flows	(11.1)	0.3	16.4	69.6	—	75.2
Net investing cash flows	(30.3)	—	52.5	(55.9)	—	(33.7)
Net financing cash flows	41.2	(0.5)	(124.2)	(0.3)	—	(83.8)

Net (decrease)/increase in cash held	(0.2)	(0.2)	(55.3)	13.4	—	(42.3)
Cash at beginning of period	0.7	0.3	110.9	66.1	—	178.0
Exchange rate adjustments	—	—	(9.7)	(2.2)	—	(11.9)

Australian GAAP cash at end of period	0.5	0.1	45.9	77.3	—	123.8

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Forward-looking statements

This “Management’s Discussion and Analysis of Results of Operations and Financial Condition” contains disclosures which are “forward-looking statements.’’ Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, acquisitions and other information that does not relate solely to historical or current facts. When used in this document, forward-looking statements can be identified by the use of words such as “may,’’ “will,’’ “projects,’’ “plan,’’ “anticipates,’’ “believes,’’ “expects,’’ “intends’’ or “continue.’’ Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be different from those projected. These factors, risks and uncertainties include, among others, the following:

•	the markets in which we operate becoming more competitive;

•	the possible departure of key executive officers;

•	risks associated with having some customers that contribute a significant amount of our revenue;

•	the availability of supply sources;

•	the impact of environmental and other government regulations on our business;

•	changes in accounting practices; and

•	changes in general economic conditions.

Our actual results, performance or achievements could differ from those expressed in, or implied by, any of the forward-looking statements. We cannot assure you that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this document. We do not undertake any obligation to update publicly or revise any forward-looking statements.

Results of operations

In July 2004, we announced the sale of two of our business segments, Yeast and Bakery Ingredients and Herbs & Spices.

On September 3, 2004, we completed the sale of our Herbs & Spices business, Tone Brothers, Inc. to Associated British Foods, plc (ABF) for proceeds of US$175.0 million. On September 30, 2004, we completed the sale of our Yeast and Bakery Ingredients business to ABF for processed of US$1,175.0 million. On September 10, 2004, approximately US$90.0 million of the proceeds from the sale of Tones and certain other property sales was applied to reduce the Group’s senior secured loan facilities. On October 7, 2004, we repaid all amounts outstanding under our senior secured loan facilities. The net gain on sale was determined after reflecting the write-off on certain deferred borrowing costs related to these facilities as well as cost to close out certain derivative instruments associated with these facilities. Both sales are subject to completion adjustments based on the assets and liabilities of the businesses at the date of the respective sales.

As a consequence of these disposals, our revenues, cost of goods sold, and selling, general and administrative expenses, and borrowing costs in the current quarter and six month period are not directly comparable to the prior corresponding periods.

Net profit for the three month period ended December 31, 2004, which was our second quarter of fiscal 2005, decreased to A$73.8 million from A$82.7 million in the second quarter of fiscal 2004. Net profit for the six months ended December 31, 2004 increased to A$786.5 million from A$86.3 million in the prior corresponding period. This was primarily due to the net gain, after tax, on sale of our Herbs & Spices and Yeast and Bakery Ingredients businesses of A$36.8 million and A$727.5 million recorded in the three and six months ended December 31, 2004, respectively. The net gain recorded in the current quarter was primarily due to adjustments to transaction costs and estimated closing asset and liability adjustments.

Consolidated

	Three months ended December 31,		Six months ended December 31,
	2004	2003	2004	2003
	(A$ million)

Operating Revenue	620.1	873.5	1,446.0	1,739.0

Segment EBIT	65.6	90.3	158.4	165.8
Corporate/unallocated EBIT	44.5	73.7	786.5	86.7

Total consolidated EBIT	110.1	164.0	944.9	252.5
Net Interest expense	(27.6)	(66.6)	(94.4)	(141.5)
Income tax expense	(7.8)	(13.5)	(61.7)	(22.5)
Outside equity interests	(0.9)	(1.2)	(2.3)	(2.2)

Net profit	73.8	82.7	786.5	86.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Operating Revenue

Revenue from sales of goods, which we refer to as operating revenue, decreased 29.0% to A$620.1 million for the three month period ended December 31, 2004, from A$873.5 million in the prior corresponding period. Operating revenue decreased 16.8% to A$1,446.0 million for the six months ended December 31, 2004, from A$1,739.0 million in the prior corresponding period in fiscal 2004.

The principal reason for the decrease in revenue in the current quarter and fiscal year was the loss of revenue from our Herbs & Spices and Yeast and Bakery Ingredients businesses, which we sold on September 3, 2004 and September 30, 2004, respectively.

Excluding revenues generated by these businesses prior to their disposal, revenues from continuing operations increased to A$620.1 million in the current quarter from A$579.7 million in the prior corresponding quarter, and increased to A$1,201.7 million in the current six month period compared to A$1,175.2 million in the prior six month period. The increase for the three month period and six month period is primarily due to modest price increases and volume gains in some categories as well as new product development initiatives. A detailed discussion and analysis of our operating segments is discussed below.

Segment EBIT

Segment EBIT for the three month period ended December 31, 2004 decreased 27.4% to A$65.6 million from A$90.3 million in the prior corresponding period. Segment EBIT for the six month period ended December 31, 2004 decreased 4.5% to A$158.4 million from A$165.8 million in the prior corresponding period of fiscal 2004.

The principal reason for the decrease in segment EBIT is the loss of earnings from our discontinued Herbs & Spices and Yeast and Bakery Ingredients businesses which we disposed of on September 3, 2004, and September 30, 2004, respectively. The current fiscal periods include the earnings from these businesses up to the date of disposal, while the prior corresponding periods include the earnings of these businesses for the full fiscal periods.

Excluding the earnings from these businesses, segment EBIT from continuing operations increased significantly to A$64.9 million for the current fiscal quarter and A$125.5 million for the six months ended December 31, 2004. This was an increase of 119.4% and 87.2%, respectively, compared to A$31.7 million and A$69.9 million in the three and six months ended December 31, 2003.

The increase in segment EBIT for continuing operations is primarily due to reductions in operating costs arising from restructuring programs which were implemented progressively throughout fiscal 2004. Additionally, segment EBIT has benefited from reduced input costs, investments in productivity and the aforementioned pricing and volume gains. A detailed analysis of our operating segments is discussed below.

Corporate/unallocated EBIT

Corporate/unallocated EBIT represents revenues and expenses which are not directly attributable to our reportable segments, as well as costs associated with the corporate head office activities of the Group.
Corporate/unallocated EBIT is comprised of the following items:

	Three months ended December 31,		Six months ended December 31,
	2004	2003	2004	2003
	(A$ million)

Corporate costs	(6.8)	(7.8)	(13.7)	(12.8)
Unrealized foreign currency gains	17.0	51.5	26.2	69.5
Recovery of vendor finance loan	—	30.0	—	30.0
Gain on sale of businesses	34.3	—	774.0	—

Total corporate/unallocated EBIT	44.5	73.7	786.5	86.7

Corporate costs decreased 12.8% to A$6.8 million for the three months ended December 31, 2004, compared to A$7.8 million for the prior corresponding period. However, corporate costs increased 7.0% to A$13.7 million in the six months ended December 31, 2004, compared to A$12.8 million in the prior corresponding period.

The decrease in corporate costs in the current quarter compared to the prior corresponding period is primarily due to a one-off adjustment of approximately A$0.9 million to accrued directors retirement benefits which occurred in the prior period.

Excluding this prior period one-off adjustment, corporate costs for the current quarter and six month period have increased due to an increase in the number of employees and consulting costs arising from an increase in compliance and regulatory requirements associated with the Group’s external reporting obligations and in particular, its US reporting obligations.

Unrealized foreign currency gains arise due to the unhedged US dollar borrowings which the Group currently holds. As these borrowings are not effectively hedged by underlying US denominated assets or derivative financial instruments, the Group recognises changes in the Australian dollar equivalent value of these borrowings in the statement of financial performance. The change in the value of unrealized foreign currency gains is a consequence of changes in the US dollar compared to the Australian dollar. Since December 2002, the Australian dollar has appreciated significantly against the US dollar which has led to the recognition of unrealized foreign currency gains in the current and prior fiscal periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Corporate/unallocated EBIT also includes the gain on sale, before tax, of the Herbs & Spices and Yeast and Bakery Ingredients businesses, which totalled A$34.3 million in the current quarter, and A$774.0 million in the six months ended December 31, 2004. The net gain on sale before tax was determined after allowing for costs directly associated with the sale, as well as the write-off of deferred borrowing costs and the recognition of mark-to-market losses on derivative contracts which were previously hedging certain financing facilities which were repaid using the proceeds from the business disposals.

The prior quarter and half-year included an A$30.0 million gain arising from the recovery of vendor finance loans extended to the purchaser of Goodman Fielder’s former Australian poultry business. These loans had previously been fully provided for by Goodman Fielder prior to our acquisition.

Net interest expense

Net interest expense decreased 58.6% to A$27.6 million in the three months ended December 31, 2004, compared to A$66.6 million in the prior corresponding period. Net interest expense decreased 33.3% to A$94.4 million in the six months ended December 31, 2004 compared to A$141.5 million in the prior fiscal period.

The decrease in net interest expense is primarily due to the repayment of our senior secured financing facilities on October 7, 2004. These facilities were repaid from the proceeds from the sale of our Herbs & Spices and Yeast and Bakery Ingredients businesses. Interest expense on these facilities was A$1.7 million and A$29.5 million in the current three and six month periods, compared to A$29.8 million A$60.8 million in the prior corresponding periods. As a consequence of the repayment of these facilities, we have also written off the deferred borrowing costs associated with these facilities. The write-off of these costs has been included in the net gain on sale of businesses, discussed above.

Following the repayment of our senior secured financing facilities, our interest expense will primarily consist of interest incurred on our fixed interest US dollar senior and senior subordinated notes, and our fixed interest New Zealand subordinated capital notes. While the interest payable on these notes is fixed, our interest expense, as reported in Australian dollars, will be subject to changes arising from fluctuations in the US dollar and New Zealand dollar against the Australian dollar. Exchange rate fluctuations during the current three and six month periods reduced the interest expense on our fixed interest debt by approximately A$2.9 million and A$7.8 million, respectively, when compared to the prior corresponding periods.

Income tax expense

Income tax expense decreased to A$7.8 million for the three months ended December 31, 2004, compared to A$13.5 million for the prior corresponding fiscal quarter.

Following the sale of our Yeast and Bakery Ingredients business, we no longer generate income in some countries where we previously paid tax.

Income tax expense increased to A$61.7 million for the six months ended December 31, 2004, compared to A$22.5 million for the prior six month period. The current six month period includes a tax expense of A$46.5 million arising on the sale of our Herbs & Spices and Yeast and Bakery Ingredients businesses. This expense primarily arises due to the utilisation of previously recognized deferred tax assets to offset the taxable profit arising from the disposals of the businesses. As a consequence of the utilisation of recognised and unrecognised tax losses, income tax actually payable on the business disposals is expected to be minimal.

Outside equity interests

Outside equity interests, or ‘minority interests’, share of profit after tax has decreased to A$0.9 million for the three months ended December 31, 2004, compared to A$1.2 million for the prior corresponding period. However, outside equity interests’ share of profit after tax has increased to A$2.3 million for the six months ended December 31, 2004, compared to A$2.2 million for the prior corresponding period.

During the current quarter and six month period, an increase in net income from non-wholly owned subsidiaries of our continuing operations, has been largely offset by the effect of the sale on September 30, 2004 of non-wholly owned businesses which were part of the Yeast and Bakery Ingredients business.

Net profit

Primarily as a result of the factors discussed above, our net profit decreased by A$8.9 million, or 10.8%, to A$73.8 million for the three months ended December 31, 2004 from A$82.7 million for the three months ended December 31, 2003. However, net profit for the six month period ended December 31, 2004 increased to A$786.5 million from A$86.3 million in the prior corresponding period due to the factors discussed above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Continuing businesses

	Three months ended December 31,		Six months ended December 31,
	2004	2003	2004	2003
	(A$ million)

Operating revenue
- Baking	236.3	218.6	449.9	443.6
- Snacks	129.1	121.6	259.1	247.3
- Spreads & Oils	254.7	239.5	492.7	484.3

Total	620.1	579.7	1,201.7	1,175.2

Segment EBIT
- Baking	20.1	14.7	33.9	23.5
- Snacks	10.9	(2.1)	29.7	7.5
- Spreads & Oils	33.9	19.1	61.9	38.9

Total	64.9	31.7	125.5	69.9

Operating revenue

Operating revenues in our continuing businesses increased 7.0% to A$620.1 million during the three months ended December 31, 2004 from A$579.7 million in the prior corresponding period. Operating revenue for the six months ended December 31, 2004 increased 2.3% to A$1,201.7 million from A$1,175.2 million in the prior six month period.

Baking

Our Baking segment comprises our Australian and New Zealand baking businesses, which manufacture and distribute loaf bread and other baked goods, primarily to supermarkets and grocery stores. Products are also sold and distributed to the food service and route trade industries.

Revenues in our Baking businesses increased 8.1% to A$236.3 million in the current quarter compared to A$218.6 million in the prior corresponding period. Revenues increased slightly by 1.4% to A$449.9 million in the current fiscal half-year compared to A$443.6 million in the six months ended December 31, 2003.

While revenues in our Australian baking business remain lower than the prior corresponding period, as a consequence of these price reductions adopted by some of our customers in the prior year, our revenues have started to recover in the current quarter. Revenues from our Australian baking business have increased by approximately 6.1% in the current quarter when compared to the prior corresponding period. This is a result of regaining volume lost in the first quarter and selective price increases.

Our New Zealand baking business performed as expected with revenues consistent with the prior corresponding periods. This was the result of a small increase in volumes, which was largely offset by a similarly small decrease in prices.

Snacks

Our Snacks segment primarily comprises our Australian cereals and snacks business, Uncle Toby’s, and our New Zealand snacks business, Bluebird. This segment also includes our Fijian snacks and ice-cream business.

Revenues in our Snacks business increased 6.2% to A$129.1 million in the current quarter, compared to A$121.6 million in the prior corresponding period. Revenues for the six months ended December 31, 2004 increased 4.8% to A$259.1 million compared to A$247.3 million in the prior corresponding period.

Revenues in our Uncle Tobys cereals and snacks business have increased slightly during the current quarter and fiscal half-year when compared to prior corresponding periods. While volumes have increased in most categories during the current period, this has been largely offset by promotional allowances and rebates related to new product developments introduced to the market during the current quarter. These trends are expected to continue throughout the remainder of fiscal 2005.

Revenues in our Bluebird snacks business were consistent with the prior corresponding periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Spreads & Oils

Our Spreads & Oils business segment comprises our retail spreads and commercial fats and oils businesses in Australia and New Zealand, as well as our commercial oils export business which distributes to several countries in the Asia Pacific region. This business segment also includes our flour and stock feed businesses in Papua New Guinea and New Caledonia, and our chicken business in Fiji.

Revenues in our Spreads & Oils businesses have increased 6.3% to A$254.7 million in the current quarter compared to A$239.5 million in the prior corresponding quarter. Similarly, revenues for the six months ended December 31, 2004 increased 1.7% to A$492.7 million from A$484.3 million in the prior corresponding period.

Revenue in our retail spreads and oils business has increased during the current quarter driven by higher volumes in accompaniments and retail spreads resulting from new product developments and promotional activity. However, this improvement in revenues in the current quarter was not sufficient to offset a decline in revenue in the first quarter as a result of increased competitive promotional activity. Consequently, revenues are down slightly in the current six month period compared to the prior corresponding period. Trends experienced in the current six month period are expected to continue during the remainder of fiscal 2005, with new product developments and targeted promotional activity largely offsetting the impact of competitive activity in our product categories.

Revenue in our commercial fats and oils business has improved during the current quarter and fiscal half-year, reflecting the current year impact of price increases introduced during the second half of fiscal 2004, as well as an increase in volumes, particularly in canola oils. While we expect this growth in revenues to continue during the current fiscal year, revenues in our commercial fats and oils business are affected by world commodity prices, some of which have been progressively falling during the current fiscal quarter. A continued fall in some commodity prices may lead to a reduction in some prices during the second half of fiscal 2005. However, the growth in sales volumes is expected to largely offset any impact that price reductions may have.

Revenues in our Pacific Islands businesses increased during the current quarter and fiscal half-year primarily due to an increase in volumes across all major product categories.

Segment EBIT

Segment EBIT from our continuing businesses increased 104.7% to A$64.9 million in the current fiscal quarter compared to A$31.7 million in the prior corresponding quarter. For the six months ended December 31, 2004, segment EBIT increased 79.5% to A$125.5 million from A$69.9 million in the prior corresponding period.

Baking

Segment EBIT in our Baking businesses increased to A$20.1 million in the current quarter from A$14.7 million in the prior corresponding quarter. Similarly, segment EBIT increased to A$33.9 million in the six months ended December 31, 2004 from A$23.5 million in the prior corresponding period.

The significant increase in segment EBIT reflects the full period benefits from our restructuring activities completed progressively throughout fiscal 2004. The full year benefits of our restructuring activities should continue throughout the remainder of fiscal 2005.

In addition to this, lower commodity costs for flour have also improved the margins in these businesses during the current quarter and six month period. Higher selling costs in our New Zealand business have been partially recovered through lower administrative costs.

Snacks

Segment EBIT in our Snacks businesses has increased to A$10.9 million in the current quarter from a loss of A$2.1 million in the prior fiscal quarter, and increased to A$29.7 million in the current six month period from A$7.5 million in the prior corresponding period.

The prior corresponding quarter and six month period included A$10.3 million and A$13.9 million, respectively, of restructuring costs. Excluding these prior period one-off items, segment EBIT increased 32.9% in the current quarter and 38.8% in the current fiscal half-year compared to the prior corresponding periods. This increase in segment EBIT is primarily due to the full period benefits of these restructuring activities.

Additionally, cost control in our Australian business has largely offset the impact of higher promotional activity related to new product developments discussed above. However, our New Zealand business has experienced lower earnings as a result of higher raw material costs in our salty snacks products, and higher marketing costs arising from one-off adjustments to accruals recorded in the prior fiscal year.

Spreads & Oils

Segment EBIT in our Spreads & Oils operations has increased to A$33.9 million in the current quarter from A$19.1 million in the prior corresponding quarter, and increased to A$61.9 million in the six months ended December 31, 2004 from A$38.9 million in the prior corresponding period.

The significant increase in segment EBIT in these operations has been driven by the increase in volumes discussed above, which has improved manufacturing cost recoveries. Additionally, lower commodity costs and favourable exchange rates have lowered production costs. These savings have been partially offset by higher distribution costs due to higher oil prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Other Businesses

	Three months ended December 31,		Six months ended December 31,
	2004	2003	2004	2003
	(A$ million)

Operating Revenue	—	2.7	0.3	5.7
Segment EBIT	0.7	(1.8)	0.1	(3.4)

Our Other business segment primarily consists of our 50% investment in Fresh Start Bakeries, as well as a number of smaller operations which have been closed down or discontinued during the last fiscal year. These include our former Solomon Islands operations which were closed down during fiscal 2004, and our frozen par-bake specialty bakery business which was discontinued during the first quarter of fiscal 2005.

No operating revenue was generated during the current fiscal quarter as a consequence of closing down these operations prior to the beginning of this fiscal quarter

Segment EBIT in our Other business segment primarily consists of our equity income from our investment in Fresh Start Bakeries and operating losses and costs associated with the closure of discontinued operations.

Equity earnings from Fresh Start Bakeries decreased to A$0.5 million in the current quarter, down from A$0.9 million in the prior corresponding period. Equity earnings decreased to A$0.9 million in the six months ended December 31, 2004 from A$1.0 million in the prior fiscal period.

Operating losses and closure costs totalled A$0.8 million in the current six month period compared to A$4.4 million in the prior corresponding period.

Discontinued Operations

	Three months ended December 31,		Six months ended December 31,
	2004	2003	2004	2003
	(A$ million)

Operating Revenue
- Yeast & Bakery Ingredients	—	207.4	193.1	409.5
- Herbs & Spices	—	83.7	50.9	148.6

Total	—	291.1	244.0	558.1

Segment EBIT
- Yeast & Bakery Ingredients	—	42.0	28.1	74.2
- Herbs & Spices	—	18.4	4.7	25.1

Total	—	60.4	32.8	99.3

During the three months ended September 30, 2004, we completed the sale of our Yeast and Bakery Ingredients and Herbs & Spices businesses. Consequently, these businesses have not contributed to the second quarter result, and the year to date result remains unchanged from the first quarter.

Prior to the disposal of our Yeast and Bakery Ingredients business, our operating revenues and segment EBIT were negatively affected, when compared to the previous corresponding period, by lower prices in industrial yeast in our North American operations, which was a consequence of significant local competition. This was partially offset by increased revenues and segment EBIT generated by our Asia Pacific region due to higher volumes.

Revenues and segment EBIT in our Herbs & Spices business were lower than the prior corresponding period, primarily a result of the disposal of this business on September 3, 2004.

Developments since December 31, 2004

No events have occurred subsequent to December 31, 2004 which would have a material effect on our financial results or financial position.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for fiscal 2004, 2003 and 2002, as well as for the six month periods ended December 31, 2004 and 2003. This information has been extracted from our audited consolidated financial statements for fiscal 2004 and our unaudited interim consolidated financial statements for the six months ended December 31, 2004.

	Six months ended		Year Ended June 30,
	December 31,
	2004	2003	2004	2003	2002
	(A$ million)
Net cash provided by operating activities	$58.0	$75.2	$175.1	$201.5	$213.1
Net cash provided by (used in) investing activities	1,730.2	(33.7)	(14.5)	(1,946.7)	(105.8)
Net cash provided by (used in) financing activities	(1,580.6)	(83.8)	(165.6)	1,033.8	607.4

Net increase (decrease) in cash held	$207.6	$(42.3)	$(5.0)	$(711.4)	$714.7

Our cash requirements have generally been funded through cash flow from operations, borrowings under our credit facilities and, in certain cases, equity offerings and asset sales. Net cash provided by operating activities for the six months ended December 31, 2004 was A$58.0 million compared to A$75.2 million provided by operating activities for the six month period ended December 31, 2003. The decrease was primarily due to a loss of operating cash flows following the sale of our Herbs & Spices and Yeast and Bakery Ingredients businesses, which contributed A$27.6 million in operating cash flow in the current fiscal period, compared to A$101.1 million in the prior corresponding period. This was partly offset by an increase in operating cash flows before interest and tax arising from an increase in earnings from our continuing businesses. Additionally, business restructuring costs paid decreased to A$15.3 million from A$36.4 million in the prior six month period. Borrowing costs paid decreased to A$116.4 million from A$140.9 million in the prior corresponding period, due to lower interest costs on our Term Loan B secured senior financing facility following a renegotiation of terms and conditions at the end of the second quarter in fiscal 2004. Due to the timing of interest payments on our senior debt, the full cash flow benefit of the repayment of all of our senior debt in October 2004 is expected to be realized during the second half of fiscal 2005.

Net cash provided by investing activities for the first half of fiscal 2005 was a net inflow of A$1,730.2 million compared with net cash used of A$33.7 million for the first half of fiscal 2004. This change in investing cash flows is primarily due to the receipt of cash proceeds from the sale of our Herbs & Spices and Yeast and Bakery Ingredients businesses, net of cash disposed of and transaction costs paid, which totalled A$1,756.5 million in the current six month period. During the prior six months, we received A$30.0 million from the recovery of vendor finance loans provided to the purchaser of Goodman Fielder’s poultry business prior to our acquisition and paid A$38.0 million in business acquisition costs.

Net cash used in financing activities for the first half of fiscal 2005 was A$1,580.6 million compared to A$83.8 million for the corresponding period in fiscal 2004. During the current six months, we repaid our senior secured financing facilities from the proceeds from the sale of our Herbs & Spices and Yeast and Bakery Ingredients businesses. Debt repayments in the current six month period totalled A$1,574.7 million, compared to A$106.5 million in the prior corresponding period. During the prior six month period, we received approximately A$50.2 million from the exercise of the remaining options into ordinary shares. These options expired on August 14, 2003.

Capital Expenditures and Commitments

We believe that our existing cash resources and the anticipated cash flows from operations and asset sales will provide sufficient liquidity over the next twelve months to meet our currently anticipated cash requirements. Our ability to generate sufficient cash depends on our future performance which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any acquisitions that we may complete. If this occurs, or if the amounts of our anticipated sources of cash are lower than expected, we may be required to seek additional external financing.

Capital expenditures for the current six month period totalled A$29.4 million compared to A$42.3 million in the prior corresponding period. Capital expenditures for our continuing operations totalled A$17.2 million in the current fiscal period compared to A$27.2 million in the first half of fiscal 2004. Since June 30, 2004, we have continued to work on efficiency projects at our Australian bakeries, as well as expansion in our snacks plants to accommodate new product developments.

Prior to the sale of our Yeast and Bakery Ingredients and Herbs & Spices businesses, we incurred capital expenditures totalling A$11.8 million, compared to A$15.1 million in the six months ended December 31, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

The following table shows our cash commitments as of December 31, 2004.

	Payments Due by Period as of December
	31, 2004
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years
	(A$ in millions )
Contractual Obligations:
Total debt (1)	1,101.7	1.1	—	160.3	940.3
Capital lease obligations	—	—	—	—	—
Operating leases	56.3	18.4	24.2	10.7	3.0
Unconditional purchase obligations (2)	13.9	13.9	—	—	—

Total contractual cash obligations	1,171.9	33.4	24.2	171.0	943.3

(1)	Total debt consists of principal amounts only, based on exchange rates in effect at December 31, 2004.

(2)	Unconditional purchase obligations consist of capital expenditure obligations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Factors

We are exposed to market risks, including changes in interest rates, changes in foreign currency exchange rates, changes in commodity prices and credit risk. To manage the volatility relating to these risks, we take advantage of natural offsets to the extent possible. For example, where possible and as appropriate, we borrow in the same countries and currencies as we locate our assets and generate our cash flows. In appropriate circumstances, and where we are unable to naturally offset our exposure to these risks, we enter into derivative transactions to synthetically reduce the exposures. The purpose of these hedging instruments is to create a corresponding, but opposite, movement in the underlying value of the asset, liability or cash flow being hedged. We enter into these transactions only in accordance with internal policies set by our directors.

Interest Rate Risk

Our policy is to manage our interest rate risk through the use of both fixed and floating rate debt as well as the use of derivatives in the form of interest rate swaps. Our primary exposure is to interest rates in the United States, Australia, Canada, Europe and New Zealand. Our policy is to have no more than 25% of our outstanding floating rate Australian dollar debt exposed to movements in interest rates.

Following the repayment of our senior secured financing facilities on October 7, 2004, our debt as of December 31, 2004 totals A$1,101.7 million. Of our total debt, A$1,094.9 million has been borrowed at fixed interest rates. Our fixed interest debt is comprised of our:

•	US$100 million 9.5% senior notes due 2010;

•	US$210 million 10.75% senior subordinated notes due 2011;

•	US$400 million 9.75% senior subordinated notes due 2012; and

•	NZ$212.5 million New Zealand subordinated capital notes, of which one series matures in 2008 and bears interest at 9.75%, and the second series matures in 2011 and bears interest at 9.95%.

Other than these facilities, our debt comprises a number of smaller working capital facilities extended to certain operating companies in the Group. These facilities can bear interest at floating or fixed rates. As these amounts do not currently exceed 25% of our total debt, we have not entered into interest rate swaps to hedge our exposure to movements in interest rates on these facilities.

Following the repayment of our senior secured financing facilities on October 7, 2004, we closed out our interest rate swaps which were previously hedging a portion of our senior secured financing facilities. The cost to close out these interest rate swaps was approximately A$9.9 million and has been recorded in the statement of financial performance for the six months ended December 31, 2004, as part of the net gain or sale of our Herbs & Spices and Yeast and Bakery Ingredients businesses. The net gain on sale of these businesses also includes a provision of A$10.1 million for the mark to market loss on certain cross-currency swap contracts which are no longer considered effective. This provision reflects the mark to market loss on the interest rate components of these contracts. Since recognition of this provision the mark to market loss has decreased to A$7.6 million at December 31, 2004. In accordance with our group accounting policies, the decrease of A$2.5 million has been recorded in interest expense during the period.

In addition to our debt facilities, we currently hold a significant amount of cash on deposit, which earns interest at floating rates. Interest rates earned on these cash deposits are subject to changes in interest rates in the United States, Australia and New Zealand. We do not currently intend to hedge our exposure to movements in interest rates earned on our cash on deposit.

Foreign Currency Exchange Rate Risk

Following the sale of our Herbs & Spices and Yeast and Bakery Ingredients businesses, we predominantly operate in Australia, New Zealand and the Pacific Islands. A significant portion of our revenues, expenditures and cashflows are generated, and our assets and liabilities located, in New Zealand. Additionally, a significant portion of our cash and debt is denominated, and our interest expense is incurred, in US dollars. As a result, we are exposed to risk arising from movements in foreign currency exchange rates. These risks include:

•	Financial reporting;

•	Cash flow; and

•	Specific transactions;

Financial Reporting

We report our financial results in Australian dollars. Movements in foreign currency exchange rates will affect our reported financial results, financial position and cash flows. Where practicable, we attempt to reduce this risk by matching our revenues and expenditures as well as our assets with our liabilities, by country and currency. Additionally, where practicable, we enter into derivative financial instruments to hedge our foreign currency exposures.

As a consequence of using US dollar denominated borrowings to partially fund our acquisition of Goodman Fielder, we have a significant amount of unhedged US dollar borrowings. These borrowings are partially hedged by US dollar cash on deposit, as well as certain cross-currency swap contracts. As of December 31, 2004, our unhedged US dollar borrowings are approximately US$220 million. Additionally, following the sale of the Yeast and Bakery Ingredients business on September 30, 2004, certain cross-currency swap contracts are no longer considered effective hedges. Under these contracts, we also have an unhedged borrowing position of approximately Euro 56 million and Canadian 32 million. In accordance with our accounting policies, any unrealized foreign currency gain or loss arising from the translation of these unhedged borrowings into Australian dollars is recorded in our statement of financial performance. For the six months ended December 31, 2004, we recorded a net unrealized foreign exchange gain of A$26.2 million in our operating results. We continue to review our foreign currency position.

For the six months ended December 31, 2004, we derived approximately 34% of our operating revenue from continuing operations and approximately 39% of our segment EBIT from continuing operations from sources outside of Australia. If foreign currency exchange rates movements caused the Australian dollar to increase by 10%, our segment EBIT before individually significant items for the six months ended December 31, 2004 as reported in Australian dollars would have decreased by approximately A$4.8 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Any impact on our segment EBIT arising from movements in foreign currency exchange rate movements is partially offset by the impact of changes in foreign currency exchange rates, principally the US dollar and New Zealand dollar, on our interest expense. If the Australian dollar appreciated by 10% against the US dollar and the New Zealand dollar, interest expense on our fixed rate debt as reported in Australian dollars for the six months ended December 31, 2004, would have decreased by approximately A$5.3 million.

Cash Flow

As discussed previously, we attempt to match our cash inflows and outflows by country and currency. In particular, where possible, we borrow funds in the currencies in which we generate the majority of our cash flows.

The impact of foreign currency exchange rate movements on our segment EBIT and interest expense, as discussed above, would have a similar effect on our operating cash flows.

Specific Transactions

If a company in our group enters into a commitment to spend funds in a currency other than its own functional currency, that company generally will enter into a forward foreign exchange contract to hedge that specific transaction. As of December 31, 2004, our forward foreign exchange contracts had unrealized “mark to market” losses of approximately A$0.5 million.

Commodity Risk

We are a purchaser of certain commodities such as wheat and soybean oil. We generally purchase these commodities based upon market prices that are established with the vendor as part of the purchase process. As appropriate, we enter into derivative contracts for the purchase of raw materials to reduce the effect of price fluctuations on future manufacturing requirements. The table below sets out the market position of our commodity hedge contracts at December 31, 2004:

			Price Range
			(US$/tonne)
	Contract				Gain/(loss)
	Type	Tonnes	Low	High	(A$ million)
Less than one year Buy soybean oil	Futures	4,900	$471.35	$594.15	(0.3)

Credit Risk

Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted.

Recognized Financial Instruments

The credit risk on financial assets, excluding investments, of our Group which have been recognized on the statement of financial position is the carrying amount, net of any provision for doubtful debts.

Unrecognized Financial Instruments

The credit risk on unrecognized derivative contracts is minimized as counterparties are recognized financial intermediaries with acceptable credit ratings determined by a recognized rating agency. Swap contracts are subject to credit risk in relation to the relevant counterparties, which are all large banks. The credit risk on swap contracts is limited to the net amount to be received from counterparties on contracts that are favorable to us. There was no accrued amount due to us at December 31, 2004.

PART II – OTHER INFORMATION

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On November 5, 2004 the Company held its Annual General Meeting of ordinary shareholders. The matters voted on and the number of votes cast for, against, abstained or discretionary were determined as follows:

Resolution 1: To re-elect Mr F W Smith as a Director.

The total number of proxy votes exercisable by all proxies validly appointed in respect of the resolution was 1,316,126,116 made up as follows:

for the resolution		1,246,735,238 votes
against the resolution		40,854,066 votes
abstain		8,954,804 votes
discretionary		19,582,008 votes
	TOTAL	1,316,126,116 votes

In addition to the re-election of Mr F W Smith as director, Messrs. G R Hart, T J Degnan, M D I Burrows and B M Murray continued their respective terms of office as directors.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date	February 4, 2005	By	/s/ Helen Golding

(Signature)* HELEN GOLDING Company Secretary & Group Legal Counsel

* Print the name and title under the signature of the signing officer